UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 14, 2023

MAGELLAN MIDSTREAM PARTNERS, L.P.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-16335	73-1599053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Williams Center

Tulsa, Oklahoma 74172

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code (918) 574-7000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Units	MMP	New York Stock Exchange

Item 1.01	Entry into a Material Definitive Agreement.

On May 14, 2023, Magellan Midstream Partners, L.P. (NYSE: MMP), a Delaware limited partnership (“Magellan”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ONEOK, Inc., an Oklahoma corporation (NYSE: OKE) (“ONEOK”), and Otter Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of ONEOK (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Magellan (the “Merger”), with Magellan continuing as the surviving entity (the “Surviving Entity”) and a wholly owned subsidiary of ONEOK. On May 14, 2023, the board of directors of ONEOK, and the board of directors of Magellan GP, LLC, Magellan’s general partner (“Magellan GP”) unanimously approved the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each common unit of Magellan (each, a “Magellan Unit”) issued and outstanding as of immediately prior to the Effective Time (other than Magellan units owned by Magellan or its wholly owned subsidiaries or by ONEOK or its wholly owned subsidiaries) will be converted into and will thereafter represent the right to receive the following merger consideration: (i) 0.667 (the “Exchange Ratio”) shares of common stock of ONEOK, par value $0.01 (the “ONEOK Shares” and such consideration, the “Equity Consideration”), and (ii) cash in the amount of $25.00 (the “Cash Consideration” and, together with the Equity Consideration, the “Merger Consideration”). As of the Effective Time, the general partner interest in the Surviving Entity will remain unchanged and outstanding and Magellan GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity and an indirect wholly owned subsidiary of ONEOK.

Each award of phantom units and performance phantom units of Magellan will be treated as follows:

•

at the Effective Time, each award of time-vesting phantom units (each, a “Magellan RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be assumed by ONEOK and converted into a phantom unit award relating to a number of ONEOK Shares equal to the number of Magellan Units subject to such Magellan RSU Award immediately prior to the Effective Time multiplied by a ratio equal to the Cash Consideration divided by the volume-weighted average closing price of one ONEOK Share as reported on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive full trading days (in which such ONEOK Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding (and not including) the closing date plus the Exchange Ratio (such ratio, the “Equity Exchange Ratio”), rounded up or down to the nearest whole ONEOK Share and otherwise subject to the same terms and conditions of such Magellan RSU Award; and

•

at the Effective Time, each award of performance phantom units (each, a “Magellan PSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be assumed by ONEOK and converted into a phantom unit award relating to a number of ONEOK Shares equal to the number of Magellan Units subject to such Magellan PSU Award immediately prior to the Effective Time, assuming achievement of the applicable performance based vesting condition at the maximum level, multiplied by the Equity Exchange Ratio, rounded up or down to the nearest whole ONEOK Share and otherwise subject to the same terms and conditions of such Magellan PSU Award (other than the performance-based vesting conditions); provided, however, such assumed award or the relevant portion thereof will be paid to the holder thereof no later than March 15th of the year following the calendar year in which any substantial risk of forfeiture, within the meaning of Internal Revenue Code Section 409A, lapses with respect to such assumed award or the relevant portion thereof.

Each of ONEOK and Magellan has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. However, if such party receives an unsolicited, bona fide acquisition proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and ONEOK’s or Magellan GP’s board of directors, or any committee thereof, as applicable, concludes, after consultation with its financial advisors and outside legal counsel, that such unsolicited, bona fide acquisition proposal constitutes, or could reasonably be expected to result in, a superior offer, such party may furnish non-public information regarding it or any of its subsidiaries and engage in

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discussions and negotiations with such third party in response to such unsolicited, bona fide acquisition proposal; provided that each party provides notice and furnishes any non-public information provided to the maker of the acquisition proposal to each party substantially concurrently with providing such non-public information to the maker of the acquisition proposal.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) adoption of the Merger Agreement by holders of a majority of the outstanding Magellan Units, (ii) approval of the issuance of ONEOK Shares in connection with the Merger by a majority of the votes cast at the shareholder meeting of ONEOK, (iii) absence of any court order or regulatory injunction prohibiting completion of the Merger, (iv) expiration or termination of (a) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (b) any agreement with any governmental entity not to consummate the transactions contemplated by the Merger Agreement, (v) effectiveness of ONEOK’s registration statement on Form S-4 to register the ONEOK Shares to be issued in the Merger, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) the authorization for listing of ONEOK Shares to be issued in the Merger on the NYSE, and (viii) compliance by the other party in all material respects with its covenants.

ONEOK and Magellan have each made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of ONEOK’s and Magellan’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to cause the expiration or termination of any waiting periods under the HSR Act. Pursuant to the terms of the Merger Agreement, ONEOK, Merger Sub and Magellan must use their reasonable best efforts to obtain antitrust clearance in order to facilitate closing of the Merger. ONEOK has also agreed to use its reasonable best efforts to obtain the financing contemplated by the Debt Commitment Letter (as defined below), or an alternative financing transaction, and Magellan has agreed to use its reasonable best efforts to provide customary assistance as reasonably requested by ONEOK in connection with the arrangement of the debt financing contemplated by the Debt Commitment Letter or an alternative financing transaction.

The Merger Agreement contains certain termination rights for ONEOK and Magellan. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, Magellan may be required to reimburse ONEOK’s expenses up to $125.0 million or pay ONEOK a termination fee equal to $275.0 million less any expenses previously paid. Further, ONEOK may be required to reimburse Magellan’s expenses up to $75.0 million or pay Magellan a termination fee equal to $450.0 million, less any expenses previously paid.

In connection with, and concurrently with entry into, the Merger Agreement, ONEOK entered into a debt commitment letter dated May 14, 2023 (the “Debt Commitment Letter”) with Goldman Sachs Bank USA (the “Bank”) pursuant to which the Bank has agreed to provide ONEOK with an unsecured 364-day bridge loan facility in an aggregate principal amount of $5.25 billion on the terms and subject to the conditions set forth in the Debt Commitment Letter for the purposes of financing the transactions contemplated by the Merger Agreement. The obligations of the Bank to provide the debt financing under the Debt Commitment Letter are subject to a number of customary conditions.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about ONEOK, Magellan or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ONEOK, Magellan or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ONEOK’s or Magellan’s public disclosures.

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Item 8.01	Other Events.

On May 14, 2023, Magellan and ONEOK issued a joint press release announcing the entry into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this report that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between ONEOK and Magellan, ONEOK intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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Item 9.01.	Financial Statements and Exhibits.

2.1*	Agreement and Plan of Merger, dated as of May 14, 2023, by and among ONEOK, Inc., Otter Merger Sub, LLC and Magellan Midstream Partners, L.P.

99.1	Press Release, dated May 14, 2023, issued by ONEOK

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). ONEOK agreed to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Magellan Midstream Partners, L.P.

	By:	Magellan GP, LLC,
its general partner

Date: May 15, 2023	By:	/s/ Jeff L. Holman
	Name:	Jeff L. Holman
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ONEOK, INC.,

OTTER MERGER SUB, LLC

and

MAGELLAN MIDSTREAM PARTNERS, L.P.

Dated as of May 14, 2023

- i -

- ii -

- iii -

Section 8.13	No Third-Party Beneficiaries	90
Section 8.14	Interpretation	90
Section 8.15	Debt Financing Sources	90
Section 8.16	Definitions	92

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 14, 2023, is by and among ONEOK, Inc., an Oklahoma corporation (“Parent”), Otter Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub, be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “GP Board”) of Magellan GP, LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “Partnership GP”), has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting “Special Approval” as defined in the Existing Partnership Agreement);

WHEREAS, the GP Board has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) resolved to recommend approval of this Agreement by the unitholders of the Partnership and (e) directed that this Agreement be submitted to the unitholders of the Partnership for its approval in accordance with the Existing Partnership Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the issuance of Parent Shares in connection with the Merger (the “Share Issuance”), and (c) resolved to recommend the approval by its shareholders of the Share Issuance and to submit the Share Issuance to the shareholders of Parent for approval (the “Parent Board Recommendation”);

WHEREAS, Parent, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Partnership desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Partnership agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), Merger Sub shall be merged with and into the Partnership, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Partnership shall continue its partnership existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at 10:00 a.m., local time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Partnership shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act and the Delaware LLC Act in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act and the Delaware LLC Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of any kind of the Partnership and Merger Sub shall vest in the Surviving Entity without further act or deed, and all debts, liabilities, duties and obligations of any kind of the Partnership and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity, all as provided under the Delaware LP Act and the Delaware LLC Act.

Section 1.5 Organizational Documents of the Surviving Entity. At the Effective Time, (i) the Partnership’s Certificate of Limited Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the terms of the Existing Partnership Agreement and applicable Law.

Section 1.6 Directors. At the Effective Time, the persons listed on Section 1.6 of the Parent Disclosure Schedule shall be appointed as the directors of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

ARTICLE II

EFFECT OF MERGER; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Partnership Interests. Subject to the terms and provisions of this Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of Parent, Merger Sub and the Partnership or any holder of securities of Parent, Merger Sub and the Partnership:

(a) Each Partnership Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into and will thereafter represent the right to receive (i) 0.667 Parent Shares (the “Equity Consideration” and such ratio, the “Exchange Ratio”), which Parent Shares will be duly authorized and validly issued in accordance with applicable Laws and the Parent Organizational Documents, and (ii) cash in an amount of $25.00 (the “Cash Consideration” and, together with the Equity Consideration, the “Merger Consideration”), in each case subject to the procedures of Section 2.4.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain unchanged and outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and the Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent will be admitted as the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

(c) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units owned immediately prior to the Effective Time by the Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Partnership Units or outstanding Parent Shares shall occur as a result of any reclassification, stock or unit split (including a reverse stock or unit split) or combination, exchange or readjustment of shares or units, or any stock or unit dividend or stock or unit distribution with a record date during such period, the Merger Consideration, the Cash Consideration, the Equity Consideration, the Exchange Ratio, the Equity Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, the Cash Consideration, the Equity Consideration, the Exchange Ratio, the Equity Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, the Cash Consideration, the Equity Consideration, the Exchange Ratio, the Equity Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(d) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.2 Rights as Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units represented in book-entry form (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional Parent Shares in accordance with Section 2.4(d), and (c) any dividends in accordance with Section 2.4(c); provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 5.7, and (ii) Parent, the Partnership and their respective Subsidiaries will be as set forth in Section 2.1(c). In addition, holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Units in accordance with the terms of the Existing Partnership Agreement and this Agreement, including any Special Distribution, and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid by Parent on the payment date set therefor to such holders as of the relevant record date of Partnership Units, whether or not they exchange their Partnership Units pursuant to Section 2.4. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units.

Section 2.3 Conversion of Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically convert into a number of Partnership Units equal to the number of Partnership Units converted into Merger Consideration pursuant to Section 2.1(a) and Parent shall be admitted as a limited partner of the Surviving Entity.

Section 2.4 Exchange of Partnership Units.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually acceptable to Parent and the Partnership (the “Exchange Agent”) for the purpose of exchanging Partnership Units for Merger Consideration. Prior to the Effective Time, (i) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Partnership Units (other than the Excluded Units), Parent Shares (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 5.7 and an amount of cash sufficient to effect the delivery of the Merger Consideration to the holders of the Partnership Units (other than the Excluded Units). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Shares issuable and cash sufficient to make any payments pursuant to Section 2.4(c) or Section 2.4(d). All Parent Shares and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time and in any event not later than the fifth (5th) business day following the Effective Time, Parent will cause the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the holders of Excluded Units) (i) a letter of transmittal (which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time and which will specify that, in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by affidavits of loss in lieu of delivery therefor as provided in Section 2.4(g)) (the “Letter of Transmittal”)) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration, cash in lieu of any fractional Parent Shares in accordance with Section 2.4(d) and any dividends in accordance with Section 2.4(c) and distributions in accordance with Section 2.2. Promptly after the Effective Time, upon surrender of Certificates or Book-Entry Units, if any, for cancellation to the Exchange Agent, together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the holders of Excluded Units) will be entitled to receive therefor (x) Parent Shares representing, in the aggregate, the whole number of Parent Shares that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder and subject to any withholding tax specified in Section 2.5) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 2.1(a), Section 2.2, Section 2.4(c) and Section 2.4(d). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional Parent Shares, any dividends payable pursuant to Section 2.4(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership, the Merger Consideration, any cash to be paid in lieu of any fractional Parent Shares in accordance with Section 2.4(d), Regular Distribution in accordance with Section 2.2, and any Parent dividends payable pursuant to Section 2.4(c) in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates and Book-Entry Units, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Partnership Units, any cash or dividends to which such holder is entitled pursuant to Section 2.4(c) and Section 2.4(d) and (without the necessity of such surrender) Regular Distributions.

(c) Dividends with Respect to Unexchanged Partnership Units. No dividends declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Partnership Units and no cash payment in lieu of fractional Parent Shares will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 2.4. Subject to applicable Law and Section 5.17, following compliance with the requirements of Section 2.4(b), there will be paid to the holder of Parent Shares, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration such holder is entitled to pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder), the amount of any cash payable in lieu of fractional Parent Shares to which such holder is entitled pursuant to Section 2.4(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of dividends with a record date after the Effective Time theretofore paid with respect to Parent Shares and payable with respect to such Parent Shares, and (ii) at the appropriate payment date, the amount of dividends with a record date after the Effective Time but prior to such delivery and surrender of Partnership Units and a payment date subsequent to such delivery and surrender payable with respect to such Parent Shares (which shall be paid by Parent).

(d) Fractional Parent Shares. No certificates or scrip of Parent Shares representing fractional Parent Shares or book-entry credit of the same will be issued upon the surrender of Partnership Units outstanding immediately prior to the Effective Time in accordance with Section 2.4(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of Parent Shares. Notwithstanding any other provision of this Agreement, each holder of Partnership Units converted in the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Partnership Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the volume-weighted average closing price of one Parent Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding (and not including) the Closing Date and (ii) the fraction of a

Parent Share that such holder would otherwise be entitled to receive pursuant to this Article II. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash in lieu of issuing fractional Parent Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Shares.

(e) No Further Ownership Rights in Partnership Units. The Merger Consideration issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(d) and any declared dividends to be paid on Parent Shares as described in Section 2.4(c)) will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Partnership Unit (other than the right to receive any Regular Distribution in accordance with Section 2.2). If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Units for 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Units who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional Parent Shares pursuant to Section 2.4(d), any Regular Distribution in accordance with Section 2.2 and any dividends pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Parent Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Partnership Units represented by such Certificate as contemplated by this Article II.

(h) No Dissenters Rights. No dissenters’ or appraisal rights shall be available to holders of Partnership Units, Parent Shares or otherwise with respect to the Merger or the other transactions contemplated by this Agreement.

(i) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Merger Sub, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Withholding. Each of Parent, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, Merger Sub and the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If withholding is taken in Parent Shares, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Shares on behalf of the applicable holder of Partnership Units for an amount of cash equal to the fair market value of such Parent Shares at the time of such deemed sale.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosures set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by the Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representations, warranties or covenants if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Partnership represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Partnership, its Subsidiaries and the Significant JV Entities is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership, its Subsidiaries and the Significant JV Entities is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership has made available to Parent prior to the date of this Agreement a true and complete copy of the Partnership’s Certificate of Limited Partnership, Existing Partnership Agreement, and the Partnership GP Agreement (the “Partnership Organizational Documents”), in each case, as amended through the date hereof, and true and complete copies of the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each significant Subsidiary (as defined under Regulation S-X of the SEC) of the Partnership and each Significant JV Entity, in each case as amended through the date hereof. All such Partnership Organizational Documents and organizational documents of each significant Subsidiary of the Partnership and, to the knowledge of the Partnership, each Significant JV Entity, are in full force and effect and the Partnership and its Subsidiaries and, to the knowledge of the Partnership, the Significant JV Entities are not in violation of any of their provisions in any material respect.

Section 3.2 Equity Interests.

(a) The authorized equity interests of the Partnership consist of Partnership Units and a general partner interest in the Partnership. As of May 11, 2023, the issued and outstanding limited partner interests and general partner interest of the Partnership consisted of (i) 202,095,600 common units representing a fractional part of the limited partner interests of the Partnership (each, a “Partnership Unit”), (ii) 2,625,158 Partnership Units issuable pursuant to Partnership Equity Awards, of which 1,525,138 Partnership Units are issuable in respect of Partnership PSU Awards, assuming, as applicable, the maximum level of achievement under performance awards, (iii) 1,336,533 Partnership Units that are reserved for the grant of additional awards under the equity incentive plans of the Partnership and (iv) a general partner interest in the Partnership that has no rights to ownership, profit or any rights to receive any distributions from operations or the liquidation of the Partnership. The Partnership GP is the sole general partner of the Partnership and owns all of the outstanding general partner interest in the Partnership free and clear of all Liens. All outstanding equity securities of the Partnership are, and all Partnership Units issuable pursuant to Partnership Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid (to the extent required under the Partnership Organizational Documents) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Existing Partnership Agreement).

(b) The Partnership has provided to Parent a list of outstanding Partnership Equity Awards as of May 11, 2023, containing (1) the number of outstanding Partnership Units issuable (assuming, if applicable, target performance) grouped by employee level (including the allocation between time-based and performance-based vesting) and (2) the grant dates of the Partnership Equity Awards.

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership or any of its Subsidiaries is a party (i) obligating the Partnership or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any equity interests of the Partnership or such Subsidiary of the Partnership or securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of any Partnership Units, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership or its Subsidiaries.

(d) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of the Partnership Units or other equity interests of the Partnership or any of its Subsidiaries.

(f) The Partnership or a Subsidiary of the Partnership owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Partnership (including the Partnership GP), free and clear of any preemptive rights and any Liens other than Partnership Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for equity interests in the Partnership’s Subsidiaries and except as set forth in Section 3.2(f) of the Partnership Disclosure Schedule, neither the Partnership nor any of its Subsidiaries (i) beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), (ii) has any obligation to acquire any such equity interest, security, right, agreement or commitment or (iii) has any obligation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Authority; Noncontravention.

(a) The Partnership has the requisite limited partnership power and authority to enter into this Agreement and, subject to approval of this Agreement by holders of a majority of the outstanding Partnership Units (the “Partnership Unitholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery by the Partnership of this Agreement and the consummation of the transactions contemplated hereby have been approved by the Conflicts Committee and duly and validly authorized by the GP Board and, except for the Partnership Unitholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.21), no other limited partnership proceedings on the part of the Partnership are necessary to authorize the consummation of the transactions contemplated hereby. The GP Board has unanimously resolved to recommend that the Partnership’s unitholders approve this Agreement (the “Partnership Recommendation”). The Agreement has been duly and validly executed and delivered by the Partnership and, assuming this Agreement constitutes the legal, valid and binding agreement of each counterparty thereto, this Agreement constitutes the legal, valid and binding agreement of the Partnership and is enforceable against the Partnership in accordance with its terms.

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by the Partnership of this Agreement or (ii) the consummation by the Partnership of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), (A) the filing with the SEC of a joint proxy statement (the “Proxy Statement/Prospectus”) relating to the matters submitted to the unitholders of the Partnership at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Unitholders’

Meeting”) and relating to the matters submitted to the Parent shareholders at a meeting of such holders for the purpose of approving the Share Issuance (including any adjournment or postponement thereof, the “Parent Shareholders’ Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the New York Stock Exchange (the “NYSE”), (D) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Partnership Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by the Partnership of this Agreement do not and, assuming (x) the Partnership Unitholder Approval is obtained, (y) the Partnership Credit Agreement and any commercial paper facilities of the Partnership or its Subsidiaries are terminated and repaid in full on or prior to the Closing Date and (z) the Partnership JV Credit Agreement is amended, replaced or terminated to permit such transactions, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, tariff, right or license binding upon the Partnership or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of the Partnership or any of its Subsidiaries or (iii) other than the approvals, filings or registrations identified in Section 3.3(b), conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Partnership and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2021 (all such documents and reports filed or furnished by the Partnership or any of its Subsidiaries, the “Partnership SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Partnership SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Partnership SEC Documents as of a later date (but before the date of this representation) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership included in the Partnership SEC Documents fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents.

Section 3.5 Internal Controls and Procedures. The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Partnership GP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Partnership GP’s management has completed an assessment of the effectiveness of the Partnership’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Partnership GP has disclosed to the Partnership’s auditors and the audit committee of the GP Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of December 31, 2022 (the “Balance Sheet Date”) (including the notes thereto) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Partnership and its Subsidiaries are, and in the past three (3) years have been, in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, act, code, ruling, award, writ, ordinance, rule, regulation, judgment, order, injunction, decree, decision or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2021, neither the Partnership nor any of its Subsidiaries has received any written notice or, to the Partnership’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations and orders of or issued or approved by all applicable Governmental Entities, and all rights under any Partnership Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Partnership Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, or extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (a) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) except for matters that have been fully resolved with the applicable Governmental Entity, the Partnership and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Partnership Permits required under Environmental Laws, (c) there has been no release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, or handling of, exposure of any Person to, or contamination by, Hazardous Materials, including at any real property currently or formerly owned, leased or operated by the Partnership or any Subsidiary of the Partnership, in each case so as to give rise to liability of the Partnership or any of its Subsidiaries under any Environmental Law, (d) the Partnership is not party to any order, judgment or decree that imposes any obligation on the Partnership or any of its Subsidiaries under any Environmental Law, (e) for the past three (3) years, the Partnership and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, (f) the Partnership and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other Person under Environmental Law, and (g) the Partnership and its Subsidiaries have made available to Parent copies of all environmental reports, audits, assessments and other material environmental, health and safety documents relating to the current or former properties, facilities or operations of the Partnership or its Subsidiaries.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent complete and accurate copies of (A) such Partnership Benefit Plan, including any amendment thereto, (B) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two (2) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Partnership Benefit Plan. For purposes of this Agreement, (i) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries, or under which the Partnership or any of its Subsidiaries has any liability (contingent or otherwise), including on account of any ERISA Affiliate, and (ii) “ERISA Affiliate” means, with respect to any person, trade or business, any other person, trade or business (whether or not incorporated), that together with such first person, trade or business, is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) Each Partnership Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, distributions and premium payments required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Partnership’s financial statements in accordance with GAAP and (iii) each of the Partnership and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans. Any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, or is the subject of a favorable opinion or advisory letter from the Internal Revenue Service on which the Partnership can rely and, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) Except as set forth on Section 3.9(c) of the Partnership Disclosure Schedule, no Partnership Benefit Plan provides, and neither the Partnership nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability to any plan or arrangement which provides retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(d) Except as set forth on Section 3.9(d) of the Partnership Disclosure Schedule, neither the Partnership nor its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a “Multiemployer Plan” (as defined in Section 3(37) of ERISA).

(e) Except as set forth on Section 3.9(e) of the Partnership Disclosure Schedule, with respect to any Partnership Benefit Plan set forth in Section 3.9(d) of the Partnership Disclosure Schedule that was or is subject to Section 412 of the Code or Section 302 or Title IV of ERISA: (A) the minimum funding standards under Section 430 of the Code have been satisfied and all contributions required under Section 302 of ERISA have been timely made, whether or not waived; (B) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur in connection with the transactions contemplated hereby; (C) all premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (D) the PBGC has not instituted or threatened to institute proceedings to terminate any such Benefit Plan; and (E) all applicable requirements of Section 204(h) of ERISA have been complied with. No asset of the Partnership or its Subsidiaries is subject to a lien under Section 430 of the Code or Section 4068 of ERISA.

(f) None of the Partnership Benefit Plans is, and neither the Partnership nor its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(g) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (A) the Partnership and its Subsidiaries have not incurred (whether or not assessed) any penalty or Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code; and (B) there have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Partnership Benefit Plan.

(h) Except as set forth in Section 5.7 and Section 5.8 of this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other service provider of the Partnership or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, officer or other service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Partnership Benefit Plan.

(i) Except as set forth on Section 3.9(i) of the Partnership Disclosure Schedule, neither the Partnership nor any of its Subsidiaries are corporations (within the meaning of Section 280G of the Code) and no amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, unitholder, director or other service provider of the Partnership or its affiliates who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(j) To the Partnership’s knowledge, each Partnership Benefit Plan and any award thereunder that constitutes a “non-qualified deferred compensation plan” under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(k) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan that provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States has been registered, listed, administered, funded and maintained in good standing, as applicable, in accordance with its terms and all applicable Laws.

(l) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, there are no pending or, to the Partnership’s knowledge, threatened actions, suits, claims, audits or investigations by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving any Partnership Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Partnership, its Subsidiaries and, to the knowledge of the Partnership, the Significant JV Entities have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Partnership Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Partnership Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) there is no investigation, audit or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to the Partnership, any of its Subsidiaries or, to the knowledge of the Partnership, any Significant JV Entity, (b) there are no, and within the past three (3) years have been no, actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership, any of its Subsidiaries or, to the knowledge of the Partnership, any Significant JV Entity, or any of their respective properties and (c) there are no, and within the past three (3) years have been no, orders, judgments or decrees of, or before, any Governmental Entity against the Partnership, any of its Subsidiaries or any Significant JV Entity.

Section 3.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of the Partnership or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Partnership’s unitholders and Parent shareholders and at the time of the Partnership Unitholders’ Meeting and the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by the Partnership or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by Parent for inclusion or incorporation by reference therein, with respect to which no representation is made by the Partnership or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Partnership for inclusion or incorporation by reference therein.

Section 3.13 Regulatory Matters.

(a) None of the Partnership and its Subsidiaries is (i) a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or (ii) a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, or (iii) a holding company or a gas utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Neither the Partnership nor any of its Subsidiaries is a public utility under the Federal Power Act, 16 U.S.C. §§ 791a-825r and the regulations promulgated by the FERC thereunder (the “FPA”) or an electric utility company under PUHCA.

(c) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, all filings required to be made by the Partnership or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the Interstate Commerce Act implemented by the FERC pursuant to 49 USC § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), with the Pipeline and Hazardous Materials Safety Administration of the Department of Transportation (“PHMSA”), the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect and, with respect to any representations related to Seabrook Logistics, LLC, to the knowledge of the Partnership:

(a) all Tax Returns that were required to be filed by the Partnership, any of its Subsidiaries or any Significant JV Entity have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by the Partnership, any of its Subsidiaries or any Significant JV Entity, or for which the Partnership, any of its Subsidiaries or any Significant JV Entity is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on the Partnership or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Partnership Permitted Liens) on any of the assets of the Partnership, any of its Subsidiaries or any Significant JV Entity that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Partnership, any of its Subsidiaries or any Significant JV Entity;

(f) there is no written claim against the Partnership, any of its Subsidiaries or any Significant JV Entity for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of the Partnership, any of its Subsidiaries or any Significant JV Entity;

(g) no claim has ever been made by a Governmental Entity in a jurisdiction where the Partnership, any of its Subsidiaries or any Significant JV Entity does not file a Tax Return that the Partnership or such Subsidiary or Significant JV Entity is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Partnership, any of its Subsidiaries or any Significant JV Entity or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Partnership, any of its Subsidiaries or any Significant JV Entity;

(i) none of the Partnership, any of its Subsidiaries or any Significant JV Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or closing agreement with any Governmental Entity filed or made on or prior to the Closing Date, any prepaid amount received or deferred revenue accrued on or prior to the Closing Date or as a result of an intercompany transaction, installment sale or open transaction entered into on or prior to the Closing Date;

(j) none of the Partnership, any of its Subsidiaries or any Significant JV Entity is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership, any of its Subsidiaries or any Significant JV Entity pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than any such agreement (1) arising in ordinary course commercial arrangements not primarily related to Taxes or (2) solely between the Partnership or any of its Subsidiaries);

(k) none of the Partnership, any of its Subsidiaries or any Significant JV Entity has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which the Partnership is the common parent, or has any liability for the Taxes of any person (other than the Partnership, any of its Subsidiaries or any Significant JV Entity), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes);

(l) none of the Partnership, any of its Subsidiaries or any Significant JV Entity has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(m) none of the Partnership, any of its Subsidiaries nor or any Significant JV Entity have deferred any “applicable employment taxes” (as defined in Section 2301(c)(1) of the CARES Act) pursuant to or in connection with the CARES Act or Payroll Tax Executive Order that are still unpaid;

(n) none of the Partnership, any of its Subsidiaries nor any Significant JV Entity was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(o) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such (or properly treated as a disregarded entity for U.S. federal income tax purposes) since its formation;

(p) each Subsidiary and Significant JV Entity of the Partnership is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes, and has been properly treated as such since its formation; and

(q) each of the Partnership’s Subsidiaries and any Significant JV Entity that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

Section 3.15 Employment and Labor Matters.

(a) Except as set forth on Section 3.15(a) of the Partnership Disclosure Schedules, (i) neither the Partnership nor any of its Subsidiaries is a party to or bound by any material Labor Agreement and there are no Labor Agreements or similar agreements with any labor union, works council, labor organization or employee association, applicable to employees of the Partnership or any of its Subsidiaries, and (ii) to the knowledge of the Partnership, there is, and in the past three (3) years there has been, no union organizing effort pending or threatened against the Partnership or any of its Subsidiaries. There are, and in the past three (3) years there have been, no existing or, to the knowledge of the Partnership, threatened strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting the Partnership or any of its Subsidiaries. There is, and in the past three (3) years there has been, no material unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to any current or former employees of the Partnership or any of its Subsidiaries (other than, in each case, routine individual grievances).

(b) Neither the Partnership nor any of its Subsidiaries has any legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, labor organization or employee representative, which is representing any employee of the Partnership and its Subsidiaries, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), unfair labor practices, health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance. Neither the Partnership nor any of its Subsidiaries has any material liabilities under the WARN Act as a result of any action taken by the Partnership in the past three (3) years (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

(d) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) the Partnership and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Laws, Contract or company policy; and (ii) each individual who is providing or within the past three (3) years has provided services to the Partnership or any of its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(e) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have thoroughly and impartially investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against officers, directors or employees of the Partnership or a Subsidiary of the Partnership that have been reported to the Partnership or a Subsidiary of the Partnership or of which the Partnership or a Subsidiary of the Partnership is otherwise aware. With respect to each such allegation (except those the Partnership or a Subsidiary of the Partnership reasonably deemed to not have merit), the Partnership or a Subsidiary of the Partnership have taken prompt corrective action reasonably calculated to prevent further improper action. To the knowledge of the Partnership, there are no such allegations of harassment or discrimination, that, if known to the public, would bring the Partnership or a Subsidiary of the Partnership into material disrepute.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Subsidiary of the Partnership owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Partnership Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Partnership Intellectual Property”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no pending or, to the knowledge of the Partnership, threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Partnership, the conduct of the business of the Partnership and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Partnership nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Partnership’s or any its Subsidiaries’ rights to or in connection with the Partnership Intellectual Property, and (iv) to the knowledge of the Partnership, no person is infringing, misappropriating or otherwise violating any Partnership Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the Partnership’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Subsidiary of the Partnership has defensible title to each material real property (and each real property at which material operations of the Partnership or any of its Subsidiaries are conducted) owned by the Partnership or any Subsidiary (such owned real property collectively, the “Partnership Owned Real Property”) and (ii) either the Partnership or a Subsidiary of the Partnership has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Partnership or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Partnership or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Partnership Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the use of the real property subject thereto (as used as of the date of this Agreement) by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”), (B) no uncured default of a material nature on the part of the Partnership or, if applicable, its Subsidiary or, to the knowledge of the Partnership, the landlord thereunder, exists under any Partnership Real Property Lease, and (C) no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Partnership Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Partnership Owned Real Property or the Partnership Leased Real Property that would reasonably be expected to adversely affect the use of such Partnership Owned Real Property or Partnership Leased Real Property (as used as of the date of this Agreement) by the Partnership or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Partnership Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the use of the Partnership Owned Real Property (as used as of the date of this Agreement) by the Partnership or its Subsidiaries in the operation of its business thereon, and (iii) neither the Partnership nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Partnership Owned Real Property or Partnership Leased Real Property that would reasonably be expected to adversely affect the use of such Partnership Owned Real Property or Partnership Leased Real Property (as used as of the date of this Agreement) by the Partnership or its Subsidiaries in the operation of its business thereon.

(c) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) each of the Partnership and its Subsidiaries has such Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way in any material respect; (iii) the Partnership and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way in all material respects; and (iv) neither the Partnership nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Partnership, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the material limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and its Subsidiaries in and to any such Rights-of-Way in any material respect. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, all pipelines operated by the Partnership and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are used and operated as of the date of this Agreement and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Partnership, threatened cancellation with respect to any such insurance policy, in each case, other than in the ordinary course of business, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The GP Board and the Conflicts Committee have received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Partnership Units (other than the Excluded Units) pursuant to this Agreement is fair, from a financial point of view to the holders of such Partnership Units (other than Excluded Units). The Partnership shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Partnership Benefit Plans, the Partnership’s guarantee of the Partnership JV Credit Agreement and any agreements filed as exhibits to the Partnership SEC Documents, as of the date of this Agreement, neither the Partnership nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Partnership and its Subsidiaries, taken as a whole, to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership and its Subsidiaries, taken as a whole, in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $100 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of its Subsidiaries in excess of $100 million;

(vii) any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative (each, a “Labor Agreement”);

(viii) any Contract that is a settlement, conciliation or similar agreement pursuant to which the Partnership or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement; and

(ix) any material lease or sublease with respect to a Partnership Leased Real Property, other than capacity leases and storage leases, in each case, entered into in the ordinary course of business and that during the twelve months ended March 31, 2023 individually required, or is reasonably expected in the future to require, annual revenues or payments by the Partnership and its Subsidiaries in excess of $100 million.

All contracts of the types referred to in clauses (i) through (ix) above are referred to herein as “Partnership Material Contracts.” “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Neither the Partnership nor any Subsidiary of the Partnership is in material breach of or default under the terms of any Partnership Material Contract. To the knowledge of the Partnership, no other party to any Partnership Material Contract is in breach of or default under the terms of any Partnership Material Contract, no event has occurred that, with or without notice or lapse of time or both, would constitute a material breach of or material default under, or give rise to a right of termination, cancellation or acceleration of any material obligation under any Partnership Material Contract. Each Partnership Material Contract is a valid and binding obligation of the Partnership or the Subsidiary of the Partnership that is party thereto and, to the knowledge of the Partnership, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither the Partnership nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.21, the action of the GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership is a party or otherwise bound.

Section 3.23 No Additional Representations.

(a) The Partnership acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Partnership (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries, and the Partnership has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Partnership has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, the Partnership has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Partnership acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, whether or not such representations, warranties or statements were made in writing or orally. The Partnership acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership: (i) Parent and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, (ii) no person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by Parent to the Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representations, warranties or covenants if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Partnership as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub and their respective Subsidiaries is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Partnership prior to the date of this Agreement true and complete copies of the certificate of incorporation and bylaws of Parent (the “Parent Organizational Documents”), in each case, as amended through the date hereof, and true and complete copies of the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each significant Subsidiary of Parent (as defined under Regulation S-X of the SEC), as amended through the date hereof. All such Parent Organizational Documents and organizational documents of each significant Subsidiary of Parent are in full force and effect and Parent and its Subsidiaries are not in violation of any of their provisions in any material respect.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 1,200,000,000 Parent Shares and 100,000,000 shares of preferred stock, 20,000 of which have been designated Series E Non-Voting, Perpetual Preferred Stock, par value $0.01 per share (“Parent Preferred Stock”). As of May 11, 2023, there were (i)(A) 447,445,387 Parent Shares issued and outstanding, (B) 27,470,847 Parent Shares held in treasury, (C) 20,000 shares of Parent Preferred Stock, and (D) 2,208,323 shares of restricted Parent Shares; (ii) 991,553 shares of restricted stock units and 1,216,770 shares of performance units (assuming achievement at maximum levels of performance) granted and outstanding under Parent’s equity plans (such shares, the “Parent Equity Awards”); (iii) 338,039 Parent Shares reserved for purchase under the Parent ESPP; and (iv) 130,204 Parent Shares reserved for issuance under the Parent ESAP. All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to Parent Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any Parent Shares or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such Parent Shares or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such Parent Shares or other equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Shares or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Parent Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries (i) beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), (ii) has any obligation to acquire any such equity interest, security, right, agreement or commitment or (iii) has any obligation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has the requisite corporate or limited liability company power, as applicable, and authority to enter into this Agreement and, subject to the Parent Shareholder Approval, to consummate the transactions contemplated hereby. Subject to the Parent Shareholder Approval, this Agreement and the transactions contemplated hereby, including the Merger and the Share Issuance, have been authorized by all necessary corporate action by Parent. The Parent Board has unanimously (a) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by Parent of this Agreement and the transactions contemplated hereby, including the Merger and the Share Issuance in connection with the transactions contemplated by this Agreement and (c) resolved to recommend the approval by its shareholders of the Share Issuance and to submit the Share Issuance to the shareholders of Parent for approval. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the counterparty thereto, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms.

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Partnership in Section 3.3(b), (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with Share Issuance, in which the Proxy Statement/Prospectus will be included (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) compliance with the applicable requirements of the HSR Act, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Parent Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not and, assuming the Parent Shareholder Approval is obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, tariff, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) other than the approvals, filings or registrations identified in Section 4.3(b),conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2021 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this representation) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Partnership prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are, and in the past three (3) years have been, in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2021, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations and orders of or issued or approved by all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its

Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew or extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (a) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) except for matters that have been fully resolved with the applicable Governmental Entity, Parent and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Parent Permits required under Environmental Laws, (c) there has been no release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, or handling of, exposure of any Person to, or contamination by, Hazardous Materials, including at any real property currently or formerly owned, leased or operated by Parent or any Subsidiary of Parent, in each case so as to give rise to liability of Parent or any of its Subsidiaries under any Environmental Law, (d) Parent is not party to any order, judgment or decree that imposes any obligation on Parent or any of its Subsidiaries under any Environmental Law, (e) for the past three (3) years, Parent and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, (f) Parent and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other Person under Environmental Law, and (g) Parent and its Subsidiaries have made available to the Partnership copies of all material environmental reports, audits, assessments and other material environmental, health and safety documents relating to the current or former properties, facilities or operations of Parent or its Subsidiaries.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Schedule lists all material Parent Benefit Plans. With respect to each material Parent Benefit Plan, Parent has made available to the Partnership complete and accurate copies of (A) such Parent Benefit Plan, including any amendment thereto, (B) a written description of any such Parent Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Parent Benefit Plan. For purposes of this Agreement “Parent Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any liability (contingent or otherwise), including on account of any ERISA Affiliate.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, distributions and premium payments required to be made under the terms of any Parent Benefit Plan have been timely made or, if not yet due, have been properly reflected in Parent’s financial statements in accordance with GAAP and (iii) each of Parent and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Parent Benefit Plans. Any Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, or is the subject of a favorable opinion or advisory letter from the Internal Revenue Service on which Parent can rely and, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) Except as set forth on Section 4.9(c) of the Parent Disclosure Schedule, no Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability to any plan or arrangement which provides retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(d) Except as set forth in Section 4.9(d) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a “Multiemployer Plan” (as defined in Section 3(37) of ERISA).

(e) Except as set forth in Section 4.9(e) of the Parent Disclosure Schedules, with respect to any Parent Benefit Plan set forth on Section 4.9(d) of the Parent Disclosure Schedule that was or is subject to Section 412 of the Code or Section 302 or Title IV of ERISA: (A) the minimum funding standards under Section 430 of the Code have been satisfied and all contributions required under Section 302 of ERISA have been timely made, whether or not waived; (B) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur in connection with the transactions contemplated hereby; (C) all premiums due to the PBGC have been timely paid in full; (D) the PBGC has not instituted or threatened to institute proceedings to terminate any such Benefit Plan; and (E) all applicable requirements of Section 204(h) of ERISA have been complied with. No asset of Parent or its Subsidiaries is subject to a lien under Section 430 of the Code or Section 4068 of ERISA.

(f) None of the Parent Benefit Plans is, and neither Parent nor its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(g) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (A) Parent and its Subsidiaries have not incurred (whether or not assessed) any penalty or Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code; and (B) there have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Parent Benefit Plan.

(h) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, shareholder, director or other service provider of Parent or its affiliates who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(i) To Parent’s knowledge, each Parent Benefit Plan and any award thereunder that constitutes a “non-qualified deferred compensation plan” under Section 409A of the Code (i) has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of Parent or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(j) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there are no pending or, to Parent’s knowledge, threatened actions, suits, claims, audits or investigations by or on behalf of any Parent Benefit Plan, by any employee or beneficiary covered under any Parent Benefit Plan or otherwise involving any Parent Benefit Plan (other than routine claims for benefits).

Section 4.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation, audit or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no, and within the past three (3) years have been no, actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no, and within the past three (3) years have been no, orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Parent shareholders and the Partnership’s unitholders and at the time of the Parent Shareholders’ Meeting and the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Partnership for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent for inclusion or incorporation by reference therein.

Section 4.13 Regulatory Matters.

(a) None of Parent or its Subsidiaries is, or has been in the past three (3) years, (i) a holding company, a gas utility company, an electric utility company, or a public-utility company as defined in PUHCA, or (ii) a public utility under the FPA.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC, PHMSA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by Parent or any of its Subsidiaries, or for which Parent or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on Parent or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Parent Permitted Liens) on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries;

(f) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of Parent or any of its Subsidiaries;

(g) no claim has ever been made by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that Parent or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of Parent or any of its Subsidiaries;

(i) none of Parent or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or closing agreement with any Governmental Entity filed or made on or prior to the Closing Date, any prepaid amount received or deferred revenue accrued on or prior to the Closing Date or as a result of an intercompany transaction, installment sale or open transaction entered into on or prior to the Closing Date;

(j) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than any such agreement (1) arising in ordinary course commercial arrangements not primarily related to Taxes or (2) solely between Parent or any of its Subsidiaries);

(k) none of Parent or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which Parent is the common parent, or has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes);

(l) none of Parent or any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(m) none of Parent or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(n) neither Parent nor any of its Subsidiaries have deferred any “applicable employment taxes” (as defined in Section 2301(c)(1) of the CARES Act) pursuant to or in connection with the CARES Act or Payroll Tax Executive Order which are still unpaid; and

(o) Parent is properly classified as a corporation for U.S. federal income tax purposes and has been properly treated as such since its formation.

Section 4.15 Employment and Labor Matters.

(a) Except as set forth on Section 4.15(a) of the Parent Disclosure Schedule, (i) neither Parent nor any of its Subsidiaries is a party to or bound by any material Labor Agreement and there are no Labor Agreements or similar agreements or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, and (ii) to the knowledge of Parent, there is, and in the past three (3) years there has been, no union organizing effort pending or threatened against Parent or any of its Subsidiaries. There are, and in the past three (3) years there have been, no existing or, to the knowledge of Parent, threatened strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting Parent or any of its Subsidiaries. There is, and in the past three (3) years there has been, no material unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to any current or former employees of Parent or any of its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting (i) employment and employment practices, including all Laws respecting terms and conditions of employment, wages and hours (including the classification of independent contractors and exempt and non-exempt employees) and (ii) unfair labor practices, health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance. Neither Parent nor any of its Subsidiaries has any material liabilities under the WARN Act as a result of any action taken by Parent (other than as a result of any of the transactions contemplated hereby).

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Laws, Contract or company policy; and (ii) each individual who is providing or within the past three (3) years has provided services to Parent or any of its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have thoroughly and impartially investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against officers, directors, partners, employees, contractors or agents of Parent or a Subsidiary of Parent that have been reported to Parent or a Subsidiary of Parent or of which Parent or a Subsidiary of Parent is otherwise aware. With respect to each such allegation (except those Parent or a Subsidiary of Parent reasonably deemed to not have merit), Parent or a Subsidiary of Parent have taken prompt corrective action reasonably calculated to prevent further improper action. To the knowledge of Parent, there are no such allegations of harassment or discrimination that, if known to the public, would bring Parent or a Subsidiary of Parent into material disrepute.

Section 4.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Parent Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no pending or, to the knowledge of Parent, threatened claims by any person alleging infringement, misappropriation or other violation by Parent or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of Parent’s or any its Subsidiaries’ rights to or in connection with Parent Intellectual Property, and (iv) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating any Parent Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of Parent’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 4.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has defensible title to each material real property (and each real property at which material operations of Parent or any of its Subsidiaries are conducted) owned by Parent or any Subsidiary (such owned real property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of Parent or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Parent Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Parent Real

Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens and Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the Remedies Exceptions, (B) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and (C) no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property that would reasonably be expected to adversely affect the use of such Parent Owned Real Property or Parent Leased Real Property (as used as of the date of this Agreement) by Parent or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the use of the Parent Owned Real Property (as used as of the date of this Agreement) by Parent or its Subsidiaries in the operation of its business thereon, and (iii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to adversely affect the use of such Parent Owned Real Property or Parent Leased Real Property (as used as of the date of this Agreement) by Parent or its Subsidiaries in the operation of its business thereon.

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each of Parent and its Subsidiaries has such Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way in any material respect; (iii) Parent and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way in all material respects; and (iv) neither Parent nor any of its Subsidiaries has received written notice of, and to the knowledge of Parent there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the material limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and its Subsidiaries in and to any such Rights-of-Way in any material respect. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all pipelines operated by Parent and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are used and operated as of the date of this Agreement and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 4.18 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice of any pending or, to the knowledge of Parent, threatened cancellation with respect to any such insurance policy, in each case, other than in the ordinary course of business, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 4.19 Material Contracts.

(a) Except for this Agreement, Parent’s Benefit Plans and agreements filed as exhibits to Parent SEC Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of Parent and its Subsidiaries, taken as a whole, to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Parent and its Subsidiaries, taken as a whole, in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $250 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between Parent and its Subsidiaries or among Parent’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Parent or any of its Subsidiaries in excess of $250 million;

(vii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Parent or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement; and

(viii) any material lease or sublease with respect to a Parent Leased Real Property, other than capacity leases and storage leases.

All contracts of the types referred to in clauses (i) through (viii) above are referred to herein as “Parent Material Contracts.”

(b) Neither Parent nor any Subsidiary of Parent is in material breach of or default under the terms of any Parent Material Contract. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract, no event has occurred that, with or without notice or lapse of time or both, would constitute a material breach of or material default under, or give rise to a right of termination, cancellation or acceleration of any material obligation under any Parent Material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.20 Finders or Brokers. Except for Goldman Sachs & Co. LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.21 Takeover Statutes. The action of the Parent Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws.

Section 4.22 Financing.

(a) Assuming (i) the Debt Financing contemplated by the Commitment Letter (defined below) is funded in accordance therewith and (ii) the conditions set forth in Section 6.1 and Section 6.3 are satisfied at Closing, Parent will have on the Closing Date sufficient cash on hand, undrawn capital commitments or Other Sources (including the Debt Financing) to enable Parent and Merger Sub to timely pay any and all fees, costs and expenses required to be paid by Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including payment of the cash portion of the Merger Consideration, and any amounts necessary to repay any Partnership Indebtedness to be repaid at the Closing.

(b) As of the date hereof, Parent has provided to the Partnership a true, correct and complete copy of that certain commitment letter, dated as of the date hereof, by and between the Parent, Goldman Sachs Bank USA and each other lender that becomes a party thereto (together with the term sheet and all exhibits, schedules and annexes thereto), as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof (the “Commitment Letter” ), and all fee letters associated therewith (provided that provisions in the fee letters related solely to fees, economic terms (other than covenants) and “market flex” provisions agreed to by the parties may be redacted (none of which redacted provisions could reasonably be expected to adversely affect the availability of, or impose additional conditions or contingencies on, the availability of Debt Financing at the Closing), to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement. As of the date hereof, the Commitment Letter has not been amended or modified prior to the date hereof, no such amendment or modification by Parent is contemplated or pending, and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, no event has occurred which, with or without notice or lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or any of its Affiliates or, to the knowledge of Parent, any other Person, in each case under the Commitment Letter. The Commitment Letter is not subject to any conditions or other contingencies other than as set forth expressly therein and is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and to the knowledge of Parent, each of the other parties thereto, as the case may be, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. All commitment and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid in full, and assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Commitment Letter inaccurate or that would reasonably be expected to cause the Commitment Letter to be ineffective. Assuming the conditions set forth in Section 6.1 and Section 6.3 are satisfied at Closing, Parent has no reason to believe that any of the conditions or other contingencies to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Parent on the Closing Date, and Parent is not aware of the existence of any fact or event as of the date hereof that would be expected to cause such conditions or other contingencies to the Debt Financing not to be satisfied or the full amount of the Debt Financing not be available to Parent in full on the Closing Date. Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Debt Financing contemplated by the Commitment Letter, other than as set forth in the Commitment Letter and the fee letters associated therewith provided to the Partnership pursuant to this Section 4.22.

(c) Parent acknowledges and agrees that in no event is the receipt or availability of any funds or financing (including the Debt Financing) by Parent or Merger Sub a condition to the Closing.

(d) Parent has, and at Closing shall have, sufficient duly authorized shares of Parent Shares to enable it to issue the Merger Consideration.

Section 4.23 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Partnership does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Partnership makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (b) the future business and operations of the Partnership and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representation or warranty not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and/or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Partnership, its Subsidiaries, or any of their respective affiliates, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent or Merger Sub, (i) the Partnership does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Partnership to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Partnership, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Partnership unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership covenants and agrees that the Partnership shall, and shall cause its Subsidiaries and, to the extent within the power of the Partnership, cause each Significant JV Entity to, use their respective commercially reasonable efforts to (x) conduct their businesses in the ordinary course,

(y) preserve substantially intact their present lines of business, maintain their material rights, franchises and Partnership Permits and (z) preserve their relationships with significant customers and suppliers; provided, however, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Partnership agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, the Partnership:

(A) shall not adopt any amendments to the Partnership Organizational Documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of limited partnership, partnership agreement, certificate of formation, limited company agreement, certificate of incorporation or by-laws or similar applicable charter documents (except in the case of Subsidiaries, ministerial changes);

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests or other ownership interests, except for any such transaction by a wholly owned Subsidiary of the Partnership which remains a wholly owned Subsidiary after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of the Partnership or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Partnership or to any Subsidiary of the Partnership in the ordinary course of business consistent with past practice, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Partnership Units not in excess of $1.06 per unit per quarter, (4) a First Special Distribution with a record date that is set by the GP Board on or after the four (4)-month anniversary of the date of this Agreement (it being understood that no such First Special Distribution shall be paid if the Closing Date is prior to the four (4)-month anniversary of the date of this Agreement), and (5) a Second Special Distribution with a record date that is set by the GP Board on or after the nine (9)-month anniversary of the date of this Agreement (it being understood that no such Second Special Distribution shall be paid if the Closing Date is prior to the nine (9)-month anniversary of the date of this Agreement);

(D) shall not, and shall not permit any of its significant Subsidiaries (as defined under Regulation S-X of the SEC) to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger, any mergers, consolidations, restructurings or reorganizations solely among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries or in connection with an acquisition not prohibited by Section 5.1(b)(E);

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $100 million in the aggregate, except (1) as contemplated by the Partnership’s capital expenditure plan, previously provided to Parent (the “Partnership Forecast”) (whether or not such acquisition, loan, advance, capital contribution or investment is made in the same fiscal year as set forth in the Partnership Forecast), (2) as made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) capital contributions to any joint venture, partnership or limited liability company as set forth on Section 5.1(b)(E) of the Partnership Disclosure Schedule or that are not currently anticipated but (x) are required under the organizational documents of such entity or (y) if not made, would result in dilution of the Partnership’s direct or indirect interest in such joint venture, partnership or limited liability company, or (4) in response to any Emergency; provided, however, that the Partnership shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $50 million individually or $100 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, Renewable Identification Numbers, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $50 million in the aggregate, except for (1) expenditures contemplated by the Partnership Forecast (whether or not such capital expenditure is made in the same fiscal year as set forth in the Partnership Forecast) or (2) expenditures made in response to any Emergency;

(H) except as required by any Partnership Benefit Plan as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to the Partnership’s directors, officers, employees or other service providers, other than customary increases in the ordinary course of business consistent with past practice, (2) enter into, adopt, terminate or amend any employment, change of control, severance or retention agreement or arrangement with any director, officer or employee of the Partnership or any of its Subsidiaries, except for offer letters in the ordinary course of business (for employees otherwise permitted to be hired pursuant to this Section 5.1(b)(H)) consistent with past practice that do not provide for severance or change of control benefits beyond those that may be provided by pre-existing plans or other de minimis changes, (3) establish, adopt, enter into, terminate or amend any Partnership Benefit Plan (or any other employee benefit plan that would be a Partnership Benefit Plan if in effect on the date hereof), except in the ordinary course of business consistent with past practice that would not result in material additional or increased cost, (4) enter into, terminate or materially amend any Labor Agreement or other agreement with a labor union, works council or other labor organization, or recognize or certify any labor union, labor organization, works council, or group of employees of the Partnership or any Subsidiary of the Partnership as the bargaining representative for any employees of the Partnership or any Subsidiary of the Partnership, (5) hire, enter into any employment agreement or arrangement with or terminate (other than for cause) any current or former employees, officers or directors of the Partnership or any of its Subsidiaries who is a Vice President or higher ranked officer, except to backfill vacancies or as provided on Section 5.1(b)(H) of the Partnership Disclosure Schedule, provided, that, the Partnership shall consult with Parent in good faith to fill such vacancies, (6) grant any Partnership Equity Awards, except (a) ordinary course annual awards consistent with past practice and (b) as provided on Section 5.1(b)(H) of the Partnership Disclosure Schedule, or (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses;

(I) shall not implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could trigger a WARN Act notice obligation;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in the Partnership or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Partnership Units in respect of the exercise or settlement of any Partnership Equity Awards outstanding on the date hereof or as may be granted after the date hereof pursuant to the terms of this Agreement or (2) for transactions among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except: (1) for any indebtedness (including indebtedness incurred pursuant to the Partnership Credit Agreement) incurred in the ordinary course of business or consistent with past practice, (2) for any indebtedness among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness of the Partnership or its Subsidiaries in an amount not to exceed the principal amount of such existing indebtedness being replaced, renewed, extended, refinanced or refunded plus fees, expenses, accrued and unpaid interest and, solely in connection with the refinancing of the Partnership’s 3.20% Senior Notes due 2025, make-whole premiums, (4) for any guarantees by the Partnership of indebtedness of Subsidiaries of the Partnership or guarantees by the Partnership’s Subsidiaries of indebtedness of the Partnership or any Subsidiary of the Partnership, which indebtedness is incurred in compliance with this Section 5.1(b)(M), (5) for any indebtedness (including indebtedness incurred pursuant to the Partnership Credit Agreement) incurred in response to any Emergency and (6) for any other purpose, other indebtedness incurred pursuant to the Partnership Credit Agreement not to exceed in principal amount $100 million at any one time outstanding; provided, however, that in the case of each of clauses (M)(1) through (6) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Partnership and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Partnership or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Partnership Material Contract or under any Partnership Permit, in a manner or with an effect that is materially adverse to the Partnership and its Subsidiaries, taken as a whole;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Partnership SEC Documents or (2) that are covered by insurance or do not exceed $30 million in the aggregate;

(P) shall not (except in the ordinary course of business) (1) change its fiscal year or any method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any materially amended Tax Return, (5) or surrender a claim for a material refund of Taxes, (6) incur any material Tax liability outside of the ordinary course of business, or (7) fail to pay any income or other material Tax (including estimated Tax payments or installments) that becomes due and payable;

(Q) except as otherwise permitted by this Agreement or for transactions between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Subsidiary, other than (1) at stated maturity, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(M), (3) prepayment and repayment of revolving loans in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to directly or indirectly, enter into a new line of business or abandon or discontinue any existing line of business;

(S) shall not take any action or fail to take any action that would reasonably be expected to cause the Partnership or any of its Subsidiaries not currently treated as a corporation to be treated, for U.S. federal or applicable state or local income tax purposes, as a corporation (including a publicly traded partnership taxable as a corporation under Section 7704 of the Code); and

(T) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (S) of this Section 5.1(b).

(c) Notwithstanding anything to the contrary in this Section 5.1, nothing in this Agreement shall prohibit, restrict or impose any condition upon the ability of any Restricted Subsidiary (as defined in the Partnership Credit Agreement as in effect on the date hereof) of the Partnership to (i) make Restricted Payments (as defined in the Partnership Credit Agreement as in effect on the date hereof), including, without limitation, to pay dividends or other distributions in respect of any equity interests of such Restricted Subsidiary, (ii) make or repay loans or advances to the Partnership or any other Restricted Subsidiary, or (iii) guarantee indebtedness of the Partnership or any other Restricted Subsidiary.

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that Parent shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to (x) conduct their businesses in the ordinary course, (y) preserve substantially intact their present lines of business, maintain their material rights, franchises and Parent Permits and (z) preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any material amendments to the Parent Organizational Documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests or other ownership interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of Parent or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business consistent with past practice, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement and (3) regular quarterly cash dividend with customary record and payment dates on the Parent Shares not in excess of $0.980 per quarter and regular quarterly distributions in respect of Parent Preferred Stock;

(D) shall not, and shall not permit any of its significant Subsidiaries (as defined under Regulation S-X of the SEC) to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger, any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or in connection with an acquisition not prohibited by Section 5.2(b)(E);

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business in excess of $300 million or make loans, advances or capital contributions to, or investments in, any other person in excess of $300 million or, in any case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(G) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such equity interest, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) as set forth in Section 5.2(b)(G) of the Parent Disclosure Schedule, (2) issuances of Parent Shares in respect of any exercise of Parent equity awards and settlement of any Parent equity awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b), the Parent ESPP or the Parent ESAP, (3) the sale of Parent Shares pursuant to the exercise of options to purchase Parent Shares if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (4) the grant of equity compensation awards under the Parent equity plans, the Parent ESPP or the Parent ESAP, (5) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries, (6) the authorization, issuance and sale of Parent Shares pursuant to the Equity Distribution Agreement, dated July 23, 2020, by and among Parent and the managers party thereto (the “EDA”) (or any “at the market” registered offering through a broker, sales agent or distribution agent, whether as agent or principal, that replaces the EDA in full), not to exceed the amounts set forth on Section 5.2(b)(G) of the Parent Disclosure Schedule, or (7) issuances of Parent Shares pursuant to the ONEOK, Inc. Direct Stock Purchase and Dividend Reinvestment Plan;

(H) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity securities of Parent or any rights, warrants or options to acquire any such equity securities, except (1) as set forth on Section 5.2(b)(H) of the Parent Disclosure Schedule or (2) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(I) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into a new line of business or abandon or discontinue any existing line of business;

(J) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $200 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and NGLs and natural gas products in the ordinary course of business or (3) sales, leases, transfers or other dispositions (x) made in connection with any transaction among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or (y) in the ordinary course of business consistent with past practice; and

(K) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (J) of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Partnership and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Partnership may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Partnership nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither the Partnership nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any invasive or subsurface assessment (including any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of February 13, 2023, between the Partnership and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in the Confidentiality Agreement, (i) the Partnership agrees that Parent may initiate contact with and pursue potential Debt Financing Sources in connection with the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement and (ii) Parent agrees that the Partnership may initiate contact with (A) its lenders and noteholders and (B) Powder Springs Logistics, LLC, its joint venture partner in Powder Springs Logistics, LLC and the lenders under the Partnership JV Credit Agreement, in each case, in connection with the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement.

Section 5.4 Non-Solicitation; Acquisition Proposals; Partnership Change of Recommendation.

(a) Subject to Section 5.4(b) and Section 5.4(c), from the date hereof and prior to the earlier of the Effective Time and the Termination Date, each of the Partnership GP and the Partnership shall not, and shall cause their Subsidiaries and their and their Subsidiaries’ respective directors, officers, employees not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly:

(i) solicit, initiate, seek or knowingly encourage, induce or facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to the Partnership’s unitholders, that constitutes, or would reasonably be expected to lead to, a Partnership Acquisition Proposal;

(ii) furnish any non-public information regarding the Partnership or any of its Subsidiaries or afford access to the business, properties, books or records of the Partnership or any of its Subsidiaries, to any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to a Partnership Acquisition Proposal or any inquiries regarding a Partnership Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to a Partnership Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Partnership Acquisition Proposal;

(v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Partnership Acquisition Proposal or requiring the Partnership to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement;

(vi) unless the GP Board, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Law, the Existing Partnership Agreement or the Partnership GP Agreement, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Partnership or any of its Subsidiaries; or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 5.4, prior to obtaining the Partnership Unitholder Approval, the Partnership, or the GP Board, directly or indirectly through any officer, employee or Representative, may (x) furnish non-public information regarding the Partnership or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Partnership and any of its Subsidiaries to, any person and (y) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written Partnership Acquisition Proposal if:

(ii) the GP Board, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written Partnership Acquisition Proposal constitutes or could reasonably be expected to result in a Partnership Superior Offer; and

(iii) (A) such Partnership Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4;

(B) the Partnership provides to Parent the notice required by Section 5.4(d) with respect to such Partnership Acquisition Proposal; and

(C) the Partnership furnishes any non-public information provided to the maker of the Partnership Acquisition Proposal only pursuant to a confidentiality agreement between the Partnership and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement, a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Partnership and such person shall permit such person to make any Partnership Acquisition Proposal to the GP Board), and to the extent such non-public information has not been made available to Parent, the Partnership provides or makes available such non-public information to Parent substantially concurrent with the time that it is provided to such other person.

(c) Nothing in this Section 5.4 shall prohibit the Partnership, or the GP Board, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Partnership is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, (2) disclosing factual information regarding the business, financial condition or results of operations of the Partnership, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned entity of the Partnership with respect to such entity, or (3) disclosing the fact that a Partnership Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (3), (i) the Partnership shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be inconsistent with the duties of the GP Board under applicable Law, the Existing Partnership Agreement or the Partnership GP Agreement, and (ii) the Partnership complies with the obligations set forth in the proviso in Section 5.4(i). So long as the Partnership and its Representatives have otherwise complied with this Section 5.4, none of the foregoing shall prohibit the Partnership and its Representatives from contacting any persons or group of persons who has made a Partnership Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Partnership Acquisition Proposal is, or could reasonably be expected to result in, a Partnership Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(d) The Partnership shall promptly, and in no event later than forty-eight (48) hours after its or any of its Representatives’ receipt of any Partnership Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Partnership Acquisition Proposal or non-public information relating to the Partnership or any of its Subsidiaries in connection with a Partnership Acquisition Proposal, advise Parent (orally and in writing) of such Partnership Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Partnership Acquisition Proposal, and, (i) if it is in writing, a copy of such Partnership Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. The Partnership shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Partnership Acquisition Proposal (and in no event later than forty-eight (48) hours following any such change).

(e) Immediately following the execution of this Agreement, the Partnership shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Partnership or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Partnership Acquisition Proposal.

(f) Except as otherwise provided in Section 5.4(g) and Section 5.4(h), neither the GP Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Partnership Recommendation in a manner adverse to Parent, including by failing to include the Partnership Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Partnership or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Partnership Acquisition Proposal;

(iii) fail to reaffirm the Partnership Recommendation within five (5) business days of a request therefor by Parent following the date on which any Partnership Acquisition Proposal or material modification thereto is received by the Partnership or is published, sent or communicated to the Partnership’s unitholders; provided that if the Partnership Unitholders’ Meeting is scheduled to be held within five (5) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Partnership Unitholders’ Meeting (provided, that Parent may not make any such request on more than two (2) occasions with respect to each Partnership Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such Partnership Acquisition Proposal); or

(iv) fail to publicly announce, within five (5) business days after a tender offer or exchange offer relating to the securities of the Partnership shall have been commenced, a statement disclosing that the GP Board recommends rejection of such tender offer or exchange offer and affirms the Partnership Recommendation (any action described in this Section 5.4(f), a “Partnership Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Partnership Acquisition Proposal, the GP Board may at any time prior to receipt of the Partnership Unitholder Approval, make a Partnership Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(j), if (and only if):

(i) (A) a written Partnership Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Partnership Acquisition Proposal is not withdrawn, (B) the GP Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Partnership Acquisition Proposal constitutes a Partnership Superior Offer and (C) following consultation with outside legal counsel, the GP Board determines that a Partnership Change of Recommendation is consistent with its duties under applicable Law, as modified by the Existing Partnership Agreement or the Partnership GP Agreement; and

(ii) (A) the Partnership provides Parent forty-eight (48) hours’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Partnership Superior Offer that is specified in Section 5.4(d), (B) after providing such notice and prior to making such Partnership Change of Recommendation in connection with a Partnership Superior Offer or taking any action pursuant to Section 7.1(j) with respect to a Partnership Superior Offer, the Partnership shall negotiate in good faith with Parent during such forty-eight (48) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement, such that the Partnership Acquisition Proposal ceases to constitute a Partnership Superior Offer, and (C) the GP Board shall have considered in good faith any changes to the terms of this Agreement proposed in writing by Parent, and following such forty-eight (48) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Partnership Acquisition Proposal would continue to constitute a Partnership Superior Offer if such changes to this Agreement proposed in writing by Parent were to be given effect; provided that, in the event that the Partnership Acquisition Proposal is thereafter materially modified by the party making such Partnership Acquisition Proposal, the Partnership shall provide written notice of such modified Partnership Acquisition Proposal and shall again comply with this Section 5.4(g).

(h) Other than in connection with a Partnership Superior Offer (which shall be subject to Section 5.4(g) and shall not be subject to this Section 5.4(h)), nothing in this Agreement shall prohibit or restrict the GP Board from making a Partnership Change of Recommendation in response to an Intervening Event to the extent that (i) the GP Board, or any committee thereof, determines, after consultation with the Partnership’s outside legal counsel, that a Partnership

Change of Recommendation is consistent with its duties under applicable Law, as modified by the Existing Partnership Agreement or the Partnership GP Agreement, and (ii) (A) the Partnership provides Parent forty-eight (48) hours’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Partnership Change of Recommendation, the Partnership shall negotiate in good faith with Parent during such forty-eight (48) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the GP Board to make a Partnership Change of Recommendation pursuant to this Section 5.4(h), and (C) the GP Board, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement offered in writing by Parent, and following such forty-eight (48) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Partnership Change of Recommendation in response to such Intervening Event is consistent with its duties under applicable Law, as modified by the Existing Partnership Agreement or the Partnership GP Agreement.

(i) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Partnership or the GP Board from taking and disclosing to the Partnership’s unitholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the GP Board with respect to this Agreement or a Partnership Acquisition Proposal shall be deemed to be a Partnership Change of Recommendation unless the GP Board in connection with such communication publicly states that its recommendation with respect to this Agreement (including, if applicable, after giving effect to such changes to this Agreement proposed in writing by Parent pursuant to Section 5.4(g) or Section 5.4(h)) has not changed or refers to the prior recommendation of the GP Board.

Section 5.5 Non-Solicitation; Acquisition Proposals; Parent Change of Recommendation.

(a) Subject to Section 5.5(d) and (c), from the date hereof and prior to the earlier of the Effective Time and the Termination Date, Parent shall not, and shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly:

(i) solicit, initiate, seek or knowingly encourage, induce or facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) furnish any non-public information regarding Parent or any of its Subsidiaries or afford access to the business, properties, books or records of Parent or any of its Subsidiaries, to any person (other than the Partnership, the Partnership GP or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to a Parent Acquisition Proposal or any inquiries regarding a Parent Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to a Parent Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal;

(v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal or requiring Parent to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement;

(vi) unless the Parent Board, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries; or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 5.5, prior to obtaining the Parent Shareholder Approval, Parent or the Parent Board, directly or indirectly through any officer, employee or Representative, may (x) furnish non-public information regarding Parent or any of its Subsidiaries to, and afford access to the business, properties, books or records of Parent and any of its Subsidiaries to, any person and (y) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written Parent Acquisition Proposal if:

(i) the Parent Board, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written Parent Acquisition Proposal constitutes or could reasonably be expected to result in a Parent Superior Offer; and

(ii) (A) such Parent Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.5;

(B) Parent provides to the Partnership the notice required by Section 5.5(d) with respect to such Parent Acquisition Proposal; and

(C) Parent furnishes any non-public information provided to the maker of the Parent Acquisition Proposal only pursuant to a confidentiality agreement between Parent and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement, a copy of which shall be promptly provided to the Partnership (it being agreed that such confidentiality agreement between Parent and such person shall permit such person to make any Parent Acquisition Proposal to the Parent Board), and to the extent such non-public information has not been made available to the Partnership, Parent provides or makes available such non-public information to the Partnership substantially concurrent with the time that it is provided to such other person.

(c) Nothing in this Section 5.5 shall prohibit Parent, or the Parent Board, directly or indirectly through any officer, employee or Representative, from (1) informing any person that Parent is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.5, (2) disclosing factual information regarding the business, financial condition or results of operations of Parent, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of Parent with respect to such Subsidiary, or (3) disclosing the fact that a Parent Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), (i) Parent shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be inconsistent with the fiduciary duties of the Parent Board under applicable Law, and (ii) Parent complies with the obligations set forth in the proviso in Section 5.5(i). So long as Parent and its Representatives have otherwise complied with this Section 5.5, none of the foregoing shall prohibit Parent and its Representatives from contacting any persons or group of persons who has made a Parent Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Parent Acquisition Proposal is, or could reasonably be expected to result in, a Parent Superior Offer, and any such actions shall not be a breach of this Section 5.5.

(d) Parent shall promptly, and in no event later than forty-eight (48) hours after its or any of its Representatives’ receipt of any Parent Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Parent Acquisition Proposal or non-public information relating to Parent or any of its Subsidiaries in connection with a Parent Acquisition Proposal, advise the Partnership (orally and in writing) of such Parent Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Parent Acquisition Proposal, and, (i) if it is in writing, a copy of such Parent Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. Parent shall keep the Partnership informed in all material respects on a prompt basis with respect to any change to the material terms of any such Parent Acquisition Proposal (and in no event later than forty-eight (48) hours following any such change).

(e) Immediately following the execution of this Agreement, Parent shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than the Partnership, the Partnership GP or any of their respective officers, directors, employees or Representatives) that relate to any Parent Acquisition Proposal.

(f) Except as otherwise provided in Section 5.5(g) and Section 5.5(h), neither the Parent Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Parent Board Recommendation in a manner adverse to the Partnership, including by failing to include the Parent Board Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Parent Acquisition Proposal;

(iii) fail to reaffirm the Parent Board Recommendation within five (5) business days of a request therefor by the Partnership following the date on which any Parent Acquisition Proposal or material modification thereto is received by Parent or is published, sent or communicated to Parent’s shareholders; provided that if the Parent Shareholders’ Meeting is scheduled to be held within five (5) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Parent Shareholders’ Meeting (provided, that the Partnership may not make any such request on more than two (2) occasions with respect to each Parent Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such Parent Acquisition Proposal); or

(iv) fail to publicly announce, within five (5) business days after a tender offer or exchange offer relating to the securities of Parent shall have been commenced, a statement disclosing that the Parent Board recommends rejection of such tender offer or exchange offer and affirms the Parent Board Recommendation (any action described in this Section 5.5(f), a “Parent Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Parent Acquisition Proposal, the Parent Board may at any time prior to receipt of the Parent Shareholder Approval, make a Parent Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(k), if (and only if):

(i) (A) a written Parent Acquisition Proposal (that did not result from a material breach of Section 5.5(a)) is made by a third party after the date hereof, and such Parent Acquisition Proposal is not withdrawn, (B) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Acquisition Proposal constitutes a Parent Superior Offer and (C) following consultation with outside legal counsel, the Parent Board determines that the failure to make a Parent Change of Recommendation or terminate this Agreement pursuant to Section 7.1(k) would be inconsistent with its fiduciary duties under applicable Law or the Parent Organizational Documents; and

(ii) (A) Parent provides the Partnership forty-eight (48) hours’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Parent Superior Offer that is specified in Section 5.5(d), (B) after providing such notice and prior to making such Parent Change of Recommendation in connection with a Parent Superior Offer or taking any action pursuant to Section 7.1(k) with respect to a Parent Superior Offer, Parent shall negotiate in good faith with the Partnership during such forty-eight (48) hour period (to the extent that the Partnership desires to negotiate) to make such revisions to the terms of this Agreement, such that the Parent Acquisition Proposal ceases to constitute a Parent Superior Offer, and (C) the Parent Board shall have considered in good faith any changes to the terms of this Agreement proposed in writing by the Partnership, and following such forty-eight (48) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Parent Acquisition Proposal would continue to constitute a Parent Superior Offer if such changes to this Agreement proposed in writing by the Partnership were to be given effect; provided that, in the event that the Parent Acquisition Proposal is thereafter materially modified by the party making such Parent Acquisition Proposal, Parent shall provide written notice of such modified Parent Acquisition Proposal and shall again comply with this Section 5.5(g).

(h) Other than in connection with a Parent Superior Offer (which shall be subject to Section 5.5(g) and shall not be subject to this Section 5.5(h)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Change of Recommendation in response to an Intervening Event to the extent that (i) the Parent Board, or any committee thereof, determines in good faith, after consultation with Parent’s outside legal counsel, that the failure of the Parent Board to effect a Parent Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law or the Parent Organizational Documents and (ii) (A) Parent provides the Partnership forty-eight (48) hours’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Parent Change of Recommendation, Parent shall negotiate in good faith with the Partnership during such forty-eight (48) hour period (to the extent that the Partnership desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Parent Board to make a Parent Change of Recommendation pursuant to this Section 5.5(h), and (C) the Parent Board, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement offered in writing by the Partnership, and following such forty-eight (48) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Parent Change of Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law or the Parent Organizational Documents.

(i) Nothing contained in this Section 5.5 or elsewhere in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Change of Recommendation unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement (including, if applicable, after giving effect to such changes to this Agreement proposed in writing by the Partnership pursuant to Section 5.5(g) or Section 5.5(h)) has not changed or refers to the prior recommendation of the Parent Board.

Section 5.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Partnership shall prepare and file with the SEC the Registration Statement, which will include the Proxy Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby or until the termination of this Agreement in accordance with Article VII. Each of Parent and the Partnership will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to each of the Partnership’s unitholders and Parent’s shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Parent Shares in the Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Parent or the Partnership, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the unitholders of the Partnership and the shareholders of Parent.

(b) The Partnership shall take all action necessary in accordance with applicable Laws and the Partnership Organizational Documents to duly give notice of, convene and hold the Partnership Unitholders’ Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Partnership will, except in the case of a Partnership Change of Recommendation, through the GP Board, recommend that its unitholders approve this Agreement and will use reasonable best efforts to solicit from its unitholders proxies in favor of the approval of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its unitholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly give notice of, convene and hold the Parent Shareholders’ Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent will, except in the case of a Parent Change of Recommendation, through the Parent Board, recommend that its shareholders approve the Share Issuance and will use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(d) The parties shall use their reasonable best efforts to hold the Partnership Unitholders’ Meeting and Parent Shareholders’ Meeting on the same day at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(e) Notwithstanding anything in this Agreement to the contrary, the Partnership may, in consultation with Parent, postpone or adjourn the Partnership Unitholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (ii) if there are insufficient Partnership Units present to constitute a quorum to conduct business at such meeting, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the unitholders of the Partnership prior to the Partnership Unitholders’ Meeting or (iv) if the Partnership has delivered any notice contemplated by Section 5.4(g) and the time periods contemplated by Section 5.4(g) have not passed.

(f) Notwithstanding anything in this Agreement to the contrary, Parent may, in consultation with Partnership, postpone or adjourn the Parent Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (ii) if there are insufficient Parent Shares present to constitute a quorum to conduct business at such meeting, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of Parent prior to the Parent Shareholders’ Meeting.

Section 5.7 Equity-Based Awards.

(a) Each award of phantom units that corresponds to Partnership Units and vests solely based on the passage of time (each, a “Partnership RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be assumed by Parent and converted into a phantom unit award with respect to Parent Shares (each an “Assumed RSU Award”). Each Assumed RSU Award shall be converted into a restricted stock unit award relating to a number of Parent Shares equal to the product obtained by multiplying

(x) the number of Partnership Units subject to such Partnership RSU Award immediately prior to the Effective Time by (y) a ratio equal to (A) (1) the Cash Consideration divided by (2) the volume-weighted average closing price of one Parent Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding (and not including) the Closing Date plus (B) the Exchange Ratio (such ratio, the “Equity Exchange Ratio”), rounded up or down to the nearest whole Parent Share. Each Assumed RSU Award shall otherwise be subject to the same terms and conditions (including as to vesting, acceleration of vesting, forfeiture, payment timing, payment form and distribution equivalent rights, as applicable (and dividend equivalent rights relating to dividends declared with respect to Parent Shares during the period beginning at the Effective Time and ending on the date of settlement of such Assumed RSU Award)) as were applicable to the Partnership RSU Award immediately prior to the Effective Time. Each Assumed RSU Award shall be paid in cash to the holder of the Assumed RSU Award to the same extent the related Partnership RSU Award would have been paid in cash under the Partnership Equity Plan and the cash amount shall be determined on the day before payment to the holder based on the volume-weighted average closing price of one Parent Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding (and not including) the payment date.

(b) Each award of phantom units that corresponds to Partnership Units that vest based on performance metrics (each, a “Partnership PSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be assumed by Parent and converted into a phantom unit award with respect to Parent Shares (each an “Assumed PSU Award”). Each Assumed PSU Award shall be converted into a restricted stock unit award relating to a number of Parent Shares equal to the product obtained by multiplying (x) the number of Partnership Units subject to such Partnership PSU Award immediately prior to the Effective Time, assuming achievement of the applicable performance-based vesting condition at the maximum level, by (y) the Equity Exchange Ratio, rounded up or down to the nearest whole Parent Share. Each Assumed PSU Award shall otherwise be subject to the same terms and conditions (including as to vesting (but based solely on continued service and without regard to performance-based vesting conditions), acceleration of vesting, forfeiture, payment timing, payment form and distribution equivalent rights, as applicable (and dividend equivalent rights relating to dividends declared with respect to Parent Shares during the period beginning at the Effective Time and ending on the date of settlement of such Assumed PSU Award)) as were applicable to the Partnership PSU Award immediately prior to the Effective Time; provided, however, such Assumed PSU Award or the relevant portion thereof shall be paid to the holder thereof no later than March 15th of the year following the calendar year in which any substantial risk of forfeiture, within the meaning of Code Section 409A, lapses with respect to such Assumed PSU Award or the relevant portion thereof. Each Assumed PSU Award shall be paid in cash to the holder of the Assumed PSU Award to the same extent the related Partnership PSU Award would have been paid in cash under the Partnership Equity Plan and the cash amount shall be determined on the day before payment to the holder based on the volume-weighted average closing price of one Parent Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding (and not including) the payment date.

(c) The Partnership and Parent shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.7. If, as of the Effective Time, Parent does not have reserved for issuance a sufficient number of Parent Shares for delivery with respect to the Assumed RSU Awards and Assumed PSU Awards to be issued by it in accordance with this Section 5.7, Parent shall take all action necessary to reserve for issuance such number of Parent Shares. As of the Effective Time, Parent shall have on file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Parent Shares subject to such the Assumed RSU Awards and Assumed PSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such the Assumed RSU Awards and Assumed PSU Awards remain outstanding.

Section 5.8 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Current Employee), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership or any of its Subsidiaries immediately before the Effective Time and who immediately following the Closing Date continue employment (the “Current Employees”) with (1) annual base salary or wages (as applicable) and an annual cash bonus target opportunity (excluding specific performance goals) that, in each case, are no less favorable than the annual base salary or wages (as applicable) and the annual cash bonus target opportunity provided to such Current Employees immediately prior to the Effective Time, (2) severance benefits that are no less favorable than the severance benefits in effect for such Current Employees as immediately prior to the Effective Time, as set forth on Section 5.8(a) of the Partnership Disclosure Schedule, and (3) employee benefits (excluding nonqualified deferred compensation, equity or equity-based compensation, and post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to either, at Parent’s election, (A) the employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries, or (B) employee benefits (subject to the same exclusions) provided to such Current Employees immediately prior to the Effective Time as set forth on Section 3.9(a) of the Partnership Disclosure Schedule. With respect to any accrued but unused paid-time-off to which any Current Employee is entitled immediately prior to the Closing Date (as documented in the applicable personnel files and records related to such Current Employee), Parent and its Subsidiaries shall assume the liability for such accrued paid time off and allow such Current Employee to use such accrued paid time off in all material respects in accordance with Parent and its Subsidiaries policies and practices (without, for the avoidance of doubt, any reduction in such Current Employee’s unused paid time-off).

(b) For purposes of vesting of defined contribution retirement benefits, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes, including benefit accrual, under any defined benefit pension plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any comparable Partnership Benefit Plan in which such Current Employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or coverage with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable efforts such that each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, and (iii) Parent shall use commercially reasonable efforts to credit amounts paid under any Old Plan providing medical, dental, pharmaceutical and/or vision benefits under any corresponding New Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs. For purposes of this Agreement, “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(c) Following the Effective Time and until the second anniversary of the Closing Date, Parent shall, or shall cause one of its Subsidiaries to, honor, in all material respects, the terms and conditions of and satisfy all obligations under the Partnership Benefit Plan providing post-termination retiree medical and life benefits, as in effect as of immediately prior to the Effective Time, with respect to any person currently eligible, including those currently enrolled, for such benefits as of immediately prior to the Effective Time.

(d) Each Current Employee who, as of immediately prior to the Effective Time is eligible for an annual cash bonus under a Partnership Benefit Plan for calendar year 2023 and is employed by Parent or one of its Subsidiaries (including the Partnership) on December 31, 2023 shall receive an annual bonus for 2023 (to the extent such bonus is not otherwise paid prior to the Effective Time) in an amount not less than the amount payable based on the Partnership’s reasonable projection, as of immediately prior to the Effective Time, or performance achievement for calendar year 2023 under the terms of the applicable Partnership Benefit Plan, determined in a manner consistent with past practice (the “2023 Annual Bonuses”); provided that if such Current Employee is terminated without cause (as such term is defined in Section 5.8(d) of the Partnership Disclosure Schedule) prior to December 31, 2023, and payment to such Current Employee does not result in a duplication of benefits after taking into account any bonus payment payable to such

Current Employee in respect of the year of termination under an existing severance arrangement such Current Employee shall remain entitled to receive a pro-rated portion of his or her 2023 Annual Bonus based on the number of days such Current Employee was employed during the 2023 calendar year. The 2023 Annual Bonuses shall be payable no later than the date annual bonuses are paid to Parent’s other similarly situated employees, but in any event before March 15, 2024. To the extent the Effective Time occurs in calendar year 2024, each Current Employee who, as of immediately prior to the Effective Time is eligible for an annual cash bonus under a Partnership Benefit Plan for calendar year 2024 (the “2024 Partnership Annual Bonuses”) and is employed by Parent or one of its Subsidiaries (including the Partnership) on December 31, 2024 shall receive (i) a 2024 Partnership Annual Bonus, pro-rated based on the number of days during the 2024 calendar year through the Effective Time (to the extent such bonus is not otherwise paid prior to the Effective Time) in an amount not less than the amount payable based on the Partnership’s performance achievement as measured through the Effective Time under the terms of the applicable Partnership Benefit Plan, determined in a manner consistent with past practice prorated to reflect the number of calendar days during such period plus (ii) an annual cash bonus under a Parent Benefit Plan for calendar year 2024 (the “2024 Parent Annual Bonuses”, and together with the 2024 Partnership Annual Bonuses, the “2024 Annual Bonuses”) pro-rated based on the number of days during the 2024 calendar year after the Effective Time with a target amount consistent with the terms of Section 5.8(a) payable based on Parent’s performance achievement as measured after the Effective Time under the terms of the applicable Parent Benefit Plan, determined in a manner consistent with past practice; provided that if such Current Employee is terminated without cause (as such term is defined in Section 5.8(c) of the Partnership Disclosure Schedule) by Parent after the Effective Time and prior to December 31, 2024, and such Current Employee is not already entitled to a bonus payment in respect of the year of termination under an existing severance arrangement not less favorable than in effect prior to the Effective Time, such Current Employee shall remain entitled to receive a pro-rated portion of his or her 2024 Annual Bonus based on the number of days such Current Employee was employed during the 2024 calendar year. The 2024 Annual Bonuses shall be payable no later than the date annual bonuses are paid to Parent’s other similarly situated employees, but in any event before March 15, 2025.

(e) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Partnership Benefit Plans set forth on Section 5.8(e) of the Partnership Disclosure Schedule will occur at or prior to the Effective Time, as applicable.

(f) If requested by Parent, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership shall both (i) terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”) and (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with executed resolutions of its or, as applicable, its Subsidiary’s Board of Directors authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws. The Partnership shall also take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Partnership 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Partnership 401(k) Plan following the ERISA Effective Date.

(g) In the event of a termination pursuant to this Section 5.8(g), of any Partnership 401(k) Plan (each such terminated Partnership 401(k) Plan, a “Terminated Partnership 401(k) Plan”), Parent or its applicable Subsidiary shall cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or its applicable Subsidiary (a “Parent 401(k) Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Partnership and its Subsidiaries with respect to such individuals’ account balances (including loans) under such Terminated Partnership 401(k) Plan, if elected by any such individuals. The rollovers described herein shall comply with applicable Law, and Parent and its Subsidiaries shall make all filings and take any actions required of such party under applicable Law in connection therewith. Current Employees of the Partnership and its Subsidiaries who are participants in a Terminated Partnership 401(k) Plan immediately prior to the Effective Time shall be eligible immediately as of the Effective Time to participate in a Parent 401(k) Plan.

(h) Following the Effective Time, Parent shall, or shall cause one of its Subsidiaries to, maintain any Partnership Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA and covers Current Employees who are not covered by a Labor Agreement, with respect to any participant in such Partnership Benefit Plan as of immediately prior to the Effective Time; provided, however, nothing in this Section 5.8(h) shall prohibit Parent and its Subsidiaries from freezing such plan to new entrants at any time after the Closing Date or from otherwise amending, modifying or terminating such plan, to the extent similar changes are made to similar plans maintained by Parent, in either case, to the extent permitted by applicable law.

(i) Prior to the Closing, the Partnership shall fully and timely satisfy all notice, information, consultation, bargaining or consent obligations owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Partnership and its Subsidiaries, or any applicable labor tribunal, in connection with the transactions contemplated by this Agreement.

(j) Nothing in this Section 5.8 shall be construed as the establishment of, an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan. Except as provided in Section 5.8(a), nothing in this Section 5.8 shall limit the right of Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Current Employee at any time, for any or no reason. Without limiting the generality of Section 8.13, except as set forth on Section 5.8(k) of the Partnership Disclosure Schedule, the provisions of this Section 5.8(a) are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third party beneficiary of this Agreement or have any rights or remedies under this Agreement. Nothing herein shall be construed as the establishment of, termination of or an amendment to any Partnership Benefit Plan, Parent Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of Parent or its Subsidiaries) for any purpose. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

(k) Parent agrees to comply with Section 5.8(k) of the Partnership Disclosure Schedule.

(l) As of the Effective Time, Parent shall, or shall cause its Affiliates to, comply with that certain Collective Bargaining Agreement between Magellan Midstream Holdings GP, LLC and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and Local Union No. 348 entered into on April 14, 2022 (the “CBA”) as it relates to the Current Employees covered by the CBA to the extent required by the terms of the CBA.

Section 5.9 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries and Affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) obtain all necessary actions or nonactions, waivers, clearances, expirations or terminations of applicable waiting periods, consents and approvals from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of applicable waiting periods, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, and (ii) obtain all necessary nonactions, consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as practicable.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Partnership and Parent shall (i) as promptly as practicable (and in any event not more than ten (10) business days) after the date hereof, make their respective filings under the HSR Act, (ii) promptly make any necessary filings with the FCC, (iii) make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing, FCC filings or respond to information or document requests by any relevant Governmental Entity, (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper and advisable to consummate and make effective the transactions contemplated hereby, and (v) keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications or correspondence between the Partnership or Parent, or any of their respective Subsidiaries or Affiliates, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions. Prior to transmitting any communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the Merger or the other transactions contemplated by this Agreement, the Partnership and Parent shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection therewith. Each of the Partnership and Parent agrees not to participate in any substantive meeting or discussion, either in person, by videoconference, or by telephone, with any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate. Each party shall, and shall cause its Subsidiaries and Affiliates to, promptly respond to and comply with any request, requirement or demand for information, documents or testimony regarding the transactions contemplated by this Agreement from any Governmental Entity (including responding to any “second request” for additional information and documentary material under the HSR Act as promptly as practicable). Parent shall be responsible for the payment of all filing fees pursuant to the HSR Act in connection with the transactions contemplated by this Agreement.

(c) In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Partnership shall use their reasonable best efforts to satisfy the conditions to closing identified in Section 6.1 of this Agreement, including (i) responding to and complying with, as promptly as practicable, any request for information or documentary material regarding the Merger or the other transactions contemplated by this Agreement from any relevant Governmental Entity and (ii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as practicable, and in any event, prior to the End Date.

(d) Parent, Merger Sub and the Partnership shall use their reasonable best efforts to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as practicable and in any event no later than the End Date. Notwithstanding anything in this Agreement, nothing herein shall obligate Parent to propose, negotiate, commit to or effect by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of Parent (or any of its Subsidiaries or Affiliates, including Partnership following the consummation of the transactions contemplated herein), (ii) the creation, termination, amendment, modification or divestment of any contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of Parent or its Subsidiaries or Affiliates (including Partnership following the consummation of the transactions contemplated herein), (iii) any restrictions, impairments, agreements or actions that would limit Parent’s or its Subsidiaries’ or Affiliates’ (including Partnership following the consummation of the transactions contemplated herein) freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any of their businesses, assets, equity interests, product lines or properties or (iv) any other remedy or condition of any kind, in each case, in order to obtain any approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations or other confirmations from any Governmental Entities pursuant to Regulatory Laws.

(e) Parent shall not, and shall not permit its Subsidiaries or controlled Affiliates to, take any action, or refrain from taking any action, the effect of which could be to delay or impede the ability of the parties to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Parent shall not, and shall not permit its Subsidiaries or controlled Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any actions or nonactions, waivers, clearances, expirations or terminations of waiting periods, consents or approvals from Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Entity issuing, entering, adopting, enacting or promulgating any Law restraining, enjoining, prohibiting, preventing or making illegal the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove, overrule or set aside any such Law on appeal or otherwise or (iv) materially delay or otherwise prevent the consummation of the transactions contemplated by this Agreement.

Section 5.10 Takeover Statutes. If any Takeover Law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Partnership and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.11 Public Announcements. Except (a) following any Partnership Change of Recommendation or a Parent Change of Recommendation, (b) with respect to action taken by the Partnership or the GP Board pursuant to, and in accordance with, Section 5.4 or (c) with respect to any action taken by Parent or the Parent Board pursuant to, and in accordance with, Section 5.5, so long as this Agreement is in effect, Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Each of Parent and the Partnership may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

Section 5.12 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Partnership or its Subsidiaries as provided in their respective organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Entity shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Partnership’s, the Partnership GP’s and any of their Subsidiaries’ organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Partnership, the Partnership GP or any of their Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Entity’s limited partnership and partnership agreement or in the Partnership GP’s certificate of formation and limited liability company agreement in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Partnership, the Partnership GP or any of their Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Entity and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.12 without limit as to time.

(b) Parent and the Surviving Entity shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Partnership, the Partnership GP or any of their Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Partnership, the Partnership GP or any of their Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Partnership Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Partnership). In the event of any such Action, the Surviving Entity shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Partnership, the Partnership GP and their Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Partnership prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Partnership in its sole discretion elects, then the Partnership may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.12(c). If a “tail policy” is purchased, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.12.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Partnership, the Partnership GP or any of their Subsidiaries or the Surviving Entity, any other indemnification arrangement, the Delaware LP Act or otherwise.

(f) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations of such party set forth in this Section 5.12. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Entity under this Section 5.12 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.12 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.12 applies shall be third-party beneficiaries of this Section 5.12, and (ii) this Section 5.12 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Entity and their respective successors and assigns.

Section 5.13 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership shall take all such steps as may be required to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Intended Tax Treatment. Parent and the Partnership each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes the Merger shall be a fully taxable transaction treated consistently with IRS Revenue Ruling 99-6, Situation 2 (such treatment, the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313(a) of the Code, each of Parent and the Partnership agrees not to make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

Section 5.16 NYSE Listing. Parent shall cause the Parent Shares to be issued in the Merger and such other Parent Shares to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.17 Dividends and Distributions. After the date of this Agreement, each of the Partnership and Parent shall coordinate with the other regarding the declaration of any dividends in respect of Parent Shares and any distributions in respect of Partnership Units and the record dates and payment dates relating thereto, excluding any Special Distribution pursuant to Section 5.1(b)(C), it being the intention of the parties hereto that holders of Parent Shares and Partnership Units shall not receive two (2) dividends or distributions (other than any Special Distribution), as applicable, or fail to receive one dividend or distribution, as applicable, in any quarter with respect to their Parent Shares or Partnership Units and any Parent Shares any holder of Partnership Units receives in exchange therefor in the Merger.

Section 5.18 Financing Assistance.

(a) Following the date of this Agreement and prior to the Effective Time, the Partnership shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide to Parent such reasonable and customary cooperation in connection with any financing by Parent or any of its Subsidiaries in connection with the Merger, in each case as may be reasonably requested by Parent, Merger Sub or their Representatives. Without limiting the generality of the foregoing, the Partnership shall, and shall cause its Subsidiaries and their respective Representatives to, upon reasonable request, (i) furnish the report of the Partnership’s auditor on the three (3) most recently available audited consolidated financial statements of the Partnership and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such reports, including in documents filed with the SEC under the Securities Act, in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters (including “negative assurance” comfort and change period comfort) (with customary bring-down comfort letters delivered on the closing date of any such financing) to the arrangers, underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any additional financial statements, schedules, business or other financial data relating to the Partnership and its Subsidiaries as may be reasonably necessary to consummate any such financing; it being understood that Parent shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary in connection with any such financing; (iii) provide direct contact between (x) senior management and advisors, including auditors, of the Partnership and (y) the proposed arrangers, lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s auditors, as applicable, in connection with any such financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of the Partnership and its Subsidiaries to provide reasonable assistance with Parent’s or its Subsidiaries’ preparation of business projections, financing documents and offer materials; (v) to the extent requested in writing at least ten (10) Business Days prior to the Closing Date, provide at least three (3) Business Days prior to the Closing Date any information and documents required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 (and if the Partnership or any of its Subsidiaries qualify as “legal entity customers” under the Beneficial Ownership Regulation, information regarding the Partnership or any of its Subsidiaries necessary to complete a Beneficial Ownership Certification with respect to the Partnership or any of its Subsidiaries), and (vi) assist in the preparation of (but not entering into or executing) authorization letters, opinions and certificates, and other agreements (including indentures or supplemental indentures) and take other actions that are or may be customary in connection with any such financing or necessary or desirable to permit Parent or its Subsidiaries to fulfill conditions or obligations under the financing documents, provided that such agreements shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent; (viii) permit Parent or its Subsidiaries’ reasonable use of the Partnership’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, in connection with any such financing (subject to advance review of and consultation with respect to such use); (ix) participate in a reasonable number of meetings and presentations with arrangers and prospective lenders and investors, as applicable (including the participation in such meetings of the Partnership’s senior management), in each case at times and locations to be mutually agreed; (x) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals; and (xi) as soon as reasonably practicable after obtaining actual knowledge thereof, supplementing the written information provided pursuant to this Section 5.18 to the extent that any such information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

(b) Notwithstanding anything in this Section 5.18 to the contrary, in fulfilling its obligations pursuant to this Section 5.18, (i) none of the Partnership, its Subsidiaries or its Representatives shall be required to (u) take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or Law to which it or its property is bound (including any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement), (v) create, provide, update or have audited or reviewed any financial (or other) information that (1) is not produced in the ordinary course of business or (2) cannot be produced or provided without unreasonable cost or expense, (w) provide access to or disclose information that the Partnership reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, any of the Partnership, its Subsidiaries or its

Representatives (provided, that the Partnership and its Subsidiaries shall use reasonable efforts to allow for cooperation in a manner that does not result in the events set out in this clause (w)), (x) pay any commitment or other fee, provide any security or incur any other liability in connection with any financing (including any Debt Financing) prior to the Effective Time, (y) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; or (z) give any indemnities that are effective prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Partnership and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Partnership, reimburse the Partnership for all reasonable and documented out-of-pocket costs incurred by the Partnership or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Partnership and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (including any Debt Financing) (other than to the extent related to information provided by the Partnership, its Subsidiaries or their respective Representatives). In addition, no action, liability or obligation of the Partnership, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any financing (including any Debt Financing) will be effective until the Effective Time, and neither the Partnership nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 5.18 will require the Partnership, its Subsidiaries or their respective Representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any financing (including any Debt Financing) or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any financing is obtained or pledge any collateral with respect to any financing (including any Debt Financing) prior to the Closing. Nothing in this Section 5.18 shall require (A) any officer or Representative of the Partnership or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.18 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the GP Board to approve any financing or contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by any officer or board members of the Surviving Entity immediately after the Effective Time). The Partnership and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates.

(c) The Partnership shall deliver to Parent at least two (2) business days prior to the Closing Date payoff letters from any third-party lenders (or agents therefor), trustees, or other holders of indebtedness of the Partnership or its Subsidiaries (or representatives therefor), as applicable, in the customary forms of such lenders, trustees or other holder of indebtedness or otherwise in form reasonably satisfactory to Parent, with respect to the indebtedness or obligations of the Partnership and its Subsidiaries under the Partnership Credit Agreement. At the sole cost and expense of Parent, the Partnership shall reasonably cooperate with Parent in replacing any letters of credit issued pursuant to the facilities evidencing the above referenced indebtedness or obligations.

(d) The Partnership shall deliver to Parent prior to the Closing Date evidence that (i) the Partnership JV Credit Agreement has been amended, replaced or terminated to permit the consummation of the transactions contemplated hereby and compliance with the provisions hereof and (ii) any commercial paper facilities of the Partnership or its Subsidiaries are terminated and repaid in full on or prior to the Closing Date. Parent shall reasonably cooperate in replacing credit support for the Partnership JV Credit Agreement, including, if necessary, by providing a Parent guaranty.

(e) Notwithstanding anything to the contrary herein, the condition set forth in Section 6.3(b) as it applies to the Partnership’s obligations under Section 5.18(a), shall be deemed satisfied unless (i) the Partnership has failed to satisfy its obligations under Section 5.18(a) in any material respect, (ii) Parent has notified the Partnership of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford the Partnership with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Parent’s failure to receive the proceeds of any financing. Parent acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing has not been obtained, Parent shall continue to be obligated, until such time as the Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Article VI, to complete the transactions contemplated by this Agreement.

Section 5.19 Financing Covenants of Parent and Merger Sub.

(a) Until the earliest to occur of (x) the Closing Date, (y) the valid termination of this Agreement pursuant to Article VII and (z) the consummation of alternative financing transactions or asset sales (subject to Section 5.2(b)(J)) identified in writing to the Partnership as “Alternative Funding Transactions” (“Alternative Funding Transactions”) generating net cash proceeds sufficient, when taken together with Other Sources, to pay all amounts payable in cash by Parent or Merger Sub under this Agreement in connection with the transactions contemplated by this Agreement, Parent shall (I) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing described in the Commitment Letter on the terms and conditions described in the Commitment Letter as promptly as practicable, including using reasonable best efforts to (A) maintain in full force and effect the Commitment Letter and to negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Commitment Letter or on the terms that, taken as a whole, are not materially less favorable to Parent than the terms contained in the Commitment Letter, in each case which terms shall not in any respect expand on the conditions to the funding of the Debt Financing at the Closing or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date below the amount necessary (when taken together with Other Sources) to consummate the transactions contemplated by this Agreement (the “Financing Agreements”) and (B) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Parent in the Commitment Letter and such Financing Agreements that are to be satisfied by Parent at or prior to the Closing and to consummate the Debt Financings thereunder at or prior to Closing, unless such Commitment Letter and/or Financing Agreements terminate in accordance with their terms upon the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with Other Sources, to pay all amounts payable in cash by Parent under this Agreement in connection with the transactions contemplated by this Agreement, and (II) comply with their obligations under the Commitment Letter and the Financing Agreements. Parent shall keep the Partnership informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Debt Financing. Parent shall provide the Partnership, upon reasonable request, with copies of any Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow the Partnership to monitor the progress of such financing activities.

(b) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (other than the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with Other Sources, to pay all amounts payable in cash by Parent under this Agreement in connection with the transactions contemplated by this Agreement), Parent and Merger Sub shall use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing and Other Sources that is available, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain, and when obtained, to provide the Partnership with a copy of, a replacement financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Financing Agreements” shall include the definitive documentation relating to any such Alternative Financing.

(c) Parent shall promptly (and, in any event, within two (2) business days) notify the Partnership in writing (I) of any actual breach or default (or any event or circumstance that, with or without notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any other party to the Commitment Letter or Financing Agreement, (II) of the receipt by Parent or any of its Affiliates or Representatives of any notice or other communication from any Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Commitment Letter or any Financing Agreement or any provision of the Debt Financing contemplated pursuant to the Commitment Letter or Financing Agreements (including any proposal by any Debt Financing Source, or lender or other Person to withdraw, terminate or make a material change in the terms or the conditions of (including the amount of Debt Financing contemplated by) the Commitment Letter), or (B) material dispute or disagreement between or among any parties to the Commitment Letter or any Financing Agreement, (III) if for any reason Parent believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or the Financing Agreements and (IV) of the termination or expiration of the Commitment Letter or Financing Agreement, in each case, that would result in, or is a result of, a Restricted Commitment Letter Amendment (as defined below); provided that, with respect to clauses (I), (II) and (III), in no event shall Parent be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege or breach any duty of confidentiality; provided, further, that if any information is withheld pursuant to the immediately preceding proviso, Parent shall inform the Partnership as to the general nature of what is being withheld and use commercially reasonable efforts to seek an alternative means to provide the Partnership (including through their Representatives) with access to the withheld information in a manner that does not waive any such privilege. As soon as reasonably practicable, but in any event within two (2) business days after the Partnership delivers to Parent a written request, Parent shall provide any information reasonably requested by the Partnership relating to any of the circumstances referred to in this Section 5.19).

(d) Parent shall not permit or consent to (I) any amendment, replacement, supplement or modification to be made to the Commitment Letter if such amendment, replacement, supplement or modification would (A) change, expand or impose new conditions precedent to the funding of the Debt Financing from those set forth therein on the date hereof, (B) change the timing of the funding of the Debt Financing thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), (D) adversely affect the ability of Parent to enforce its rights against the other parties to the Commitment Letter or (E) otherwise reasonably be expected to adversely affect the ability of Parent to consummate the transactions contemplated by this Agreement or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”) (provided that, for the avoidance of doubt, subject to the limitations set forth in this Section 5.19(d), Parent may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment), (II) any waiver of any provision or remedy available to Parent under the Commitment Letter or (III) early termination of the Commitment Letter (other than in connection with an amendment or replacement of the Commitment Letter in a manner that is not a Restricted Commitment Letter Amendment); provided that, for the avoidance of doubt, the termination of, or reduction of commitments under, the Commitment Letter pursuant to the terms thereof (including any amendment, modification or agreement to reflect such termination or reduction) as a result of the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with Other Sources (including any remaining commitments under the Commitment Letter), to pay all amounts payable by Parent under this Agreement in connection with the transactions contemplated by this Agreement, shall not constitute a Restricted Commitment Letter Amendment or otherwise be prohibited under this Section 5.19(d). For all purposes of this Agreement, references to the “Commitment Letter” shall include such document as permitted or required by this Section 5.19(d) to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

(e) At the Closing, Parent shall pay or cause to be paid the amounts set forth in the payoff letters delivered pursuant to Section 5.18(c) to the accounts identified therein, including, for the avoidance of doubt, any amounts to repay any Partnership Indebtedness to be repaid at the Closing.

Section 5.20 Obligations of Merger Sub and the Surviving Entity. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Partnership Unitholder Approval shall have been obtained;

(b) The Parent Shareholder Approval shall have been obtained;

(c) The Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(d) No injunction, order or decree by any court or other Governmental Entity of competent jurisdiction shall have been issued or entered and shall continue to be in effect, and no Law shall have been adopted, enacted, promulgated or be effective, in each case that restrains, enjoins, prohibits, prevents or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement;

(e) All waiting periods applicable to the transactions contemplated by this Agreement under the HSR Act, and any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated; and

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the fulfillment (or the waiver by the Partnership) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Section 4.2(a), Section 4.2(g), Section 4.10(b) and Section 4.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) and Section 4.2(g) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.10(b) and Section 4.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) Each of Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c) Parent and Merger Sub shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership set forth in (i) this Agreement (other than in Section 3.2(a), Section 3.2(f), Section 3.10(b) and Section 3.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Partnership Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, (ii) Section 3.2(a) and Section 3.2(f) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 3.10(b) and Section 3.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) The Partnership shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d) The Partnership shall have received an opinion of Latham & Watkins LLP, counsel to the Partnership, dated as of the Closing Date, in form and substance reasonably acceptable to Parent, to the effect that for U.S. federal income tax purposes (i) the Partnership is properly classified as a partnership, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and (ii) each Subsidiary of the Partnership is properly classified as (A) an entity disregarded as separate from the Partnership or (B) a partnership, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code. In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon the Partnership Tax Certificate and any other reasonable and customary representations, warranties and covenants of the officers of the Partnership and any of its affiliates as to such matters as Latham & Watkins LLP may request.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Partnership Unitholder Approval or Parent Shareholder Approval has been obtained:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the Merger shall not have been consummated on or prior to the date that is 12 months from the date of this Agreement (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(d) or Section 6.1(e), shall have been satisfied or waived or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the End Date shall automatically be extended to the date that is 15 months from the date of this Agreement, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Partnership or Parent, if an injunction or other Law shall have been issued, entered, enacted, promulgated or become effective permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Partnership or Parent, if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the approval of this Agreement was taken, and the Partnership Unitholder Approval shall not have been obtained;

(e) by either the Partnership or Parent, if the Parent Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the Share Issuance was taken, and the Parent Shareholder Approval shall not have been obtained;

(f) by the Partnership, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from the Partnership describing such breach or failure in reasonable detail (provided that the Partnership is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, if the Partnership shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Partnership does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(h) by Parent, prior to the Partnership Unitholder Approval, (A) in the event of a Partnership Change of Recommendation or (B) if the Partnership shall have Willfully Breached any of its obligations under Section 5.4, in a manner that materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby on or before the End Date;

(i) by the Partnership, prior to the Parent Shareholder Approval, (A) in the event of a Parent Change of Recommendation or (B) if Parent shall have Willfully Breached any of its obligations under Section 5.5, in a manner that materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby on or before the End Date;

(j) by the Partnership, prior to obtaining the Partnership Unitholder Approval and if the Partnership has not Willfully Breached any of its obligations under Section 5.4, in order to enter into a definitive agreement with respect to a Partnership Superior Offer; provided that any such purported termination by the Partnership pursuant to this Section 7.1(j) shall be void and of no force or effect unless the Partnership pays to Parent the Partnership Breakup Fee in accordance with Section 7.4(g); and

(k) by Parent, prior to obtaining the Parent Shareholder Approval and if Parent has not Willfully Breached any of its obligations under Section 5.5, in order to enter into a definitive agreement with respect to a Parent Superior Offer; provided that any such purported termination by Parent pursuant to this Section 7.1(k) shall be void and of no force or effect unless Parent pays the Partnership the Parent Breakup Fee in accordance with Section 7.4(h).

Section 7.2 Procedure Upon Termination. This Agreement shall terminate without further action by Parent, the Partnership or Merger Sub upon the delivery of written notice by one party to the other party or parties of a termination and abandonment of this Agreement pursuant to Section 7.1.

Section 7.3 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.3, Section 7.4 and Article VIII), and there shall be no other liability on the part of the Partnership or Parent to any other party hereto, except for (a) reimbursement and indemnification obligations of Parent under Section 5.18; (b) as expressly provided for in Section 7.4; (c) subject to Section 7.4(k), liability arising out of or the result of, Fraud or any Willful Breach of any covenant or agreement or Willful Breach of any representation or warranty in this Agreement occurring prior to termination; or (d) as provided for in the Confidentiality Agreement, in which case of clauses (a) through (d), the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.4 Breakup Fee; Expenses.

(a) If this Agreement is terminated pursuant to Section 7.1(b) [End Date], and at the time of such termination Parent could have terminated this Agreement pursuant to Section 7.1(g) [Partnership Breach of Representation or Failure to Perform Covenant], then (i) the Partnership shall pay to Parent the Parent Expenses, by wire transfer of same day federal funds to the account specified by Parent within three (3) business days following such termination, and, (ii) if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Partnership Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee minus the Parent Expenses previously paid or reimbursed by the Partnership pursuant to this Section 7.4(a), by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Partnership Acquisition Transaction.

(b) If this Agreement is terminated pursuant to Section 7.1(b) [End Date], and at the time of such termination the Partnership could have terminated this Agreement pursuant to Section 7.1(f) [Parent Breach of Representation or Failure to Perform Covenant], then (i) Parent shall pay to the Partnership the Partnership Expenses, by wire transfer of same day federal funds to the account specified by the Partnership within three (3) business days following such termination, and, (ii) if within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Partnership an amount equal to the Parent Breakup Fee minus the Partnership Expenses previously paid or reimbursed by Parent pursuant to this Section 7.4(b), by wire transfer of same day federal funds to the account specified by the Partnership, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(c) If this Agreement is terminated by Parent pursuant to Section 7.1(g) [Partnership Breach of Representation or Failure to Perform Covenant], then the Partnership shall pay to Parent the Parent Expenses, by wire transfer of same day federal funds to the account specified by Parent within three (3) business days following such termination, and, if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Partnership Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee minus the Parent Expenses previously paid or reimbursed by the Partnership, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Partnership Acquisition Transaction.

(d) If this Agreement is terminated by the Partnership pursuant to Section 7.1(f) [Parent Breach of Representation or Failure to Perform Covenant], then Parent shall pay to the Partnership the Partnership Expenses, by wire transfer of same day federal funds to the account specified by the Partnership within three (3) business days following such termination, and, if within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Partnership an amount equal to the Parent Breakup Fee minus the Partnership Expenses previously paid or reimbursed by Parent, by wire transfer of same day federal funds to the account specified by the Partnership, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(e) If this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(d) [No Partnership Unitholder Approval], then the Partnership shall pay to Parent the Parent Expenses, by wire transfer of same day federal funds to the account specified by Parent within three (3) business days following the Partnership Unitholders’ Meeting, and, if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Partnership Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee minus the Parent Expenses previously paid or reimbursed by the Partnership pursuant to this Section 7.4(e), by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Partnership Acquisition Transaction.

(f) If this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(e) [No Parent Shareholder Approval], then Parent shall pay to the Partnership the Partnership Expenses, by wire transfer of same day federal funds to the account specified by the Partnership within three (3) business days following the Parent Shareholders Meeting, and, if within twelve (12) months after such termination of this Agreement, Parent shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve (12)-month period), a Parent Acquisition Transaction, then Parent shall pay to the Partnership an amount equal to the Parent Breakup Fee minus the Partnership Expenses previously paid or reimbursed by Parent pursuant to this Section 7.4(f), by wire transfer of same day federal funds to the account specified by the Partnership, on the earlier of the public announcement of Parent’s entry into such agreement or the consummation of any such Parent Acquisition Transaction.

(g) If this Agreement is terminated by (i) Parent pursuant to Section 7.1(h)(i) [Partnership Change of Recommendation] or pursuant to Section 7.1(h)(ii) [Partnership Willful Breach of Non-Solicit] or (ii) Partnership pursuant to Section 7.1(j) [Partnership Superior Offer], then the Partnership shall pay to Parent, within three (3) business days after the date of termination, the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(h) If this Agreement is terminated by (i) the Partnership pursuant to Section 7.1(i)(i) [Parent Change of Recommendation] or pursuant to Section 7.1(i)(ii) [Parent Willful Breach of Non-Solicit] or (ii) Parent pursuant to Section 7.1(k) [Parent Superior Offer], then Parent shall pay to the Partnership, within three (3) business days after the date of termination, the Parent Breakup Fee, by wire transfer of same day federal funds to the account specified by the Partnership.

(i) If this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(b) [End Date] or Section 7.1(c) [Final and Nonappealable Law] and at such time (i) any of the conditions set forth in Section 6.1(d) (if such injunction, order, decree or Law relates to, arises as a result of, or arises under, any Regulatory Law) or Section 6.1(e) have not been satisfied or waived, (ii) the failure to satisfy such condition or conditions is not due to an action of or failure to act by the Partnership or its Subsidiaries and controlled Affiliates in material breach of the Partnership’s obligations under this Agreement after Parent has provided written notice of such alleged breach and an opportunity to cure and which the Partnership has failed to pursue diligently and (iii) all the other conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived or are capable of being satisfied (other than those conditions that by their nature are to be satisfied at the Closing), Parent shall, within two (2) business days following any such termination, pay to the Partnership or its designee in cash by wire transfer in immediately available funds to an account designated by the Partnership a non-refundable fee in an amount equal to the Parent Breakup Fee.

(j) Solely for purposes of this Section 7.4, (i) “Partnership Acquisition Transaction” shall have the meaning ascribed thereto in Section 8.16(a)(xxxiii), except that all references to twenty percent (20%) shall be changed to seventy-five percent (75%) and (ii) “Parent Acquisition Transaction” shall have the meaning ascribed thereto in Section 8.16(a)(xxii), except that all references to twenty percent (20%) shall be changed to seventy-five percent (75%).

(k) Upon payment of the Parent Breakup Fee, the Partnership Breakup Fee, the Parent Expenses or the Partnership Expenses, as applicable and required, pursuant to this Section 7.4, no parties shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Partnership or its unitholders or Parent or its shareholders, as applicable; provided that nothing herein shall release any party from liability arising out of or the result of Fraud. The parties acknowledge and agree that in no event shall Parent or the Partnership be required to pay the Partnership Breakup Fee or the Parent Breakup Fee, as applicable, on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If Parent or the Partnership fails to pay promptly the amounts due pursuant to this Section 7.4, the applicable party will also pay to the other party interest on the unpaid amount under this Section 7.4, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise survive the Effective Time expressly by their terms. Effective upon the Closing, Partnership and Parent, on behalf of themselves and each of their respective Affiliates (each, a “Releasor”), shall irrevocably release, waive and discharge, to the fullest extent permitted by Law, each Releasor and their respective equityholders, officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, consultants, other advisors, successors and assigns from any and all obligations and liabilities of any kind or nature whatsoever (including any obligations or liabilities under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, or any other Environmental Law), as to facts, conditions, transactions, events or circumstances prior to the Closing that in any way arise out of, are in connection with their respective businesses, assets, liabilities, and operations; provided that the foregoing release shall not apply to (a) obligations of Parent or Partnership pursuant to this Agreement or any other agreement, certificate or instrument being executed and delivered pursuant to or in connection with this Agreement or (b) any matter, cause or event solely occurring after the Closing.

Section 8.2 Expenses. Except as set forth in Section 5.9 and Section 7.4, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Registration Statement (including applicable SEC filing fees) shall be borne equally by Parent and the Partnership.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, all matters relating to the fiduciary obligations of the Parent Board shall be governed by and construed in accordance with the laws of the State of Oklahoma without regard to the conflicts of laws principles thereof to the extent such principles would direct a matter to another jurisdiction.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.4. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the earlier of (i) upon email confirmation of receipt by the receiving party (excluding out-of-office or other similar automated replies) or (ii) in the event that an email confirmation of receipt is not delivered, if such email is sent prior to 5:00 p.m. Central Time on a business day, on such business day, and if such email is sent on or after 5:00 p.m. Central Time on a business day or sent on a calendar day other than a business day, the next business day); (c) when received by facsimile by the party to be notified, provided, however, that notice given by facsimile shall not be effective unless either (i) a duplicate copy of such fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by fax or any other method described in this Section 8.7; (d) upon receipt after dispatch by registered or certified mail, postage prepaid or (e) when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent or Merger Sub:

ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

Attention: General Counsel

with copies to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:      Sean T. Wheeler, P.C.

Debbie P. Yee, P.C.

John D. Furlow

Email:           sean.wheeler@kirkland.com

debbie.yee@kirkland.com

john.furlow@kirkland.com

To the Partnership:

Magellan Midstream Partners, L.P.

One Williams Center, MD 28-1

Tulsa, OK 74172

Attention: General Counsel

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:      Ryan J. Maierson

Kevin M. Richardson

Email:           ryan.maierson@lw.com

kevin.richardson@lw.com

or to such other address as any party shall specify by written notice so given. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Partnership Unitholder Approval or Parent Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the unitholders of the Partnership or the shareholders of Parent, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the unitholders of the Partnership or the shareholders of Parent, as applicable. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Partnership agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Partnership or Parent and Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.7, Section 5.8(k), Section 5.12 and Section 8.15, and (ii) the right of the Partnership’s unitholders to receive the Merger Consideration on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent and its Affiliates under or pursuant to the Commitment Letter or any other agreement entered into with respect to the Debt Financing), each of the parties to this Agreement on behalf of itself and each of its controlled affiliates hereby: (a) agrees that any legal action (whether in law or in equity, whether in contract or in tort or otherwise), involving the Committed Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York (provided, however, that notwithstanding the forgoing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Partnership Material Adverse Effect (and whether or not a Partnership Material Adverse Effect has occurred), (B) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term may be defined in the Commitment Letter) and whether as a result of any inaccuracy thereof Parent, Merger Sub or any of their respective Affiliates have the right to terminate its or their obligations hereunder pursuant to Section 7.1(g) or decline to consummate the Closing as a result thereof pursuant to Section 7.1 and (C) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its controlled affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Committed Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Committed Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Committed Financing Sources will have any liability to any of the Partnership, its Subsidiaries or their respective affiliates relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Partnership, its Subsidiaries or their respective affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Committed Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Committed Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Committed Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.15 (and the definitions of any terms used in this Section 8.15) and (y) to the extent any amendments to any provision of this Section 8.15 (or, solely as they relate to such Section, the definitions of any terms used in this Section 8.15) are materially adverse to the Committed Financing Sources, such provisions shall not be amended without the prior written consent of the Committed Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 8.15 shall in any way affect any party’s or any of their respective affiliates’ rights and remedies under any binding agreement between a Committed Financing Source and such party.

Section 8.16 Definitions.

(a) As used in this Agreement:

(i) “Affiliate” or “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, none of MVP Terminalling, LLC, BridgeTex Pipeline Company, LLC, Double Eagle Pipeline LLC, HoustonLink Pipeline Company, LLC, Powder Springs Logistics, LLC, Saddlehorn Pipeline Company, LLC, Seabrook Logistics, LLC and Texas Frontera, LLC shall be deemed affiliates of the Partnership.

(ii) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York or Tulsa, Oklahoma.

(iii) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act of 2020.

(iv) “Committed Financing Sources” means each Debt Financing Source party to the Commitment Letter or that has otherwise entered into any committed agreements with respect to any Debt Financing, including any other commitment letter or other documentation with respect to any permanent financing and any amendments, supplements, joinder agreements and definitive documentation relating thereto, together with their respective Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

(v) “Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including COVID-19 and monkeypox).

(vi) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof and any epidemics, pandemic or outbreaks thereof.

(vii) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Laws, directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or industry group, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) and the Payroll Tax Executive Order, or any other epidemic, pandemic or disease outbreak.

(viii) “Debt Financing” means any debt financing incurred, including the public offering or private placement of debt securities, borrowing under revolving, long-term or bridge loans, in each case by Parent or any of its Subsidiaries in connection with the Merger.

(ix) “Debt Financing Sources” means any underwriter, initial purchaser, syndicate or other group engaged for any and all purposes of the Debt Financing, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit or joint venture participations or other agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

(x) “Emergency” means any sudden, unexpected or abnormal event which causes, or imminently risks causing, physical damage to or the endangerment of the safety or operational condition of any property, endangerment of health or safety of any Person, or death or injury to any Person, or damage to the environment, in each case, whether caused by war (whether declared or undeclared), acts of terrorism, weather events, epidemics, outages, explosions, regulatory requirements, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, force majeure declared by a third party, acts of Governmental Entities, including, but not limited to, confiscation or seizure, or otherwise.

(xi) “Environmental Law” means any Law relating to public or worker health and safety (regarding exposure to Hazardous Materials), pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(xii) “Existing Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, effective as of September 28, 2009, as amended by Amendment No. 1 dated as of October 27, 2011, Amendment No. 2 dated as of January 16, 2017, Amendment No. 3 dated as of October 25, 2018 and Amendment No. 4 dated as of September 25, 2020.

(xiii) “First Special Distribution” means a distribution (other than and in addition to regular quarterly distributions) to the holders of the Partnership Units in an amount not to exceed the lesser of (a) $50,000,000 or (b) the amount of free cash flow after distributions generated by the Partnership during the period beginning on the date of this Agreement and ending on the four (4) month anniversary of the date of this Agreement, as calculated by the Partnership in a manner consistent with the Partnership’s annual and quarterly reports filed with the Securities and Exchange Commission after December 31, 2022 and prior to the date of this Agreement.

(xiv) “Fraud” means actual and intentional misrepresentation with the intent to deceive and upon which such other party has relied to its detriment; provided, that, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud or any torts based on negligence or recklessness.

(xv) “Governmental Entity” means any federal, state, local or foreign government, court of competent jurisdiction, any governmental or quasi-governmental agency, commission or other authority, legislature, executive, any regulatory body exercising authority over an applicable person comparable to any of the foregoing, or any instrumentality of any the foregoing.

(xvi) “Hazardous Materials” means all substances, materials or wastes regulated by, or for which standards of conduct or liability may be imposed under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, per- and polyfluoroalkyl substances, toxic mold, naturally occurring radioactive materials, any hazardous waste, and any radioactive substance, material or agent.

(xvii) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the GP Board or the Parent Board, as the case may be, as of the date of this Agreement; provided, however, that such event, fact, circumstance, development or occurrence shall not constitute an Intervening Event if such event, fact, circumstance, development or occurrence results from or arises out of (a) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids, or other commodities or for Parent’s or the Partnership’s raw material inputs and end products, (b) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (c) any Partnership Acquisition Proposal or (d) Partnership Superior Offer, Parent Acquisition Proposal or Parent Superior Offer, or (e) any changes in the share price or trading volume of the Parent Shares or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such change has resulted in an Intervening Event).

(xviii) “IT Assets” means, with respect to any person, the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of such person and its Subsidiaries that are required in connection with the operation of the business of such person and its Subsidiaries.

(xix) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (B) with respect to the Partnership and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.16(a) of the Partnership Disclosure Schedule.

(xx) “Other Sources” means other sources of funds immediately available to Parent or its Subsidiaries.

(xxi) “Parent Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by the Partnership, the Partnership GP, or their respective affiliates) relating to any Parent Acquisition Transaction.

(xxii) “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than the Partnership, the Partnership GP, or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of Parent and its Subsidiaries equal to twenty percent (20%) or more of Parent’s consolidated assets (based on their fair market value thereof) or to which twenty percent (20%) or more of Parent’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of Parent entitled to vote with respect to the Share Issuance.

(xxiii) “Parent Breakup Fee” means $450,000,000.

(xxiv) “Parent ESAP” means the ONEOK, Inc. Employee Stock Award Program, as amended from time to time.

(xxv) “Parent ESPP” means the ONEOK, Inc. 2012 Employee Stock Purchase Plan, as amended from time to time.

(xxvi) “Parent Expenses” means the documented out-of-pocket expenses incurred and paid by or on behalf of Parent in connection with the Merger and the other transactions contemplated by this Agreement, including any documented commitment, underwriting, extension, ticking, structuring, fronting, duration, upfront fees or similar fees required to be paid in connection with arranging financing for the transactions contemplated by this Agreement; provided that in no event shall the Parent Expenses exceed $125,000,000.

(xxvii) “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, provided, however, that in no event would any event, change, effect, development or occurrence resulting from, relating to or arising out of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect”: (A) any changes or developments in the natural gas and natural gas liquids gathering, compressing, treating, processing, fractionation and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, refined products, condensates or natural gas liquids, or other commodities or for Parent’s raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request, approval or consent of the Partnership, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) any changes or developments in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, (H) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared and, for the avoidance of doubt, including the current conflict between the Russian Federation and Ukraine), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (I) any Contagion Event or other force majeure event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, including COVID-19 Measures, (J) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition), (K) any changes in the share price or trading volume of the Parent Shares or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (L) any worsening of the circumstances referred in to subclause (A), (B), (G), (H) or (I) to the extent existing as of the date of this Agreement; except, in each case with respect to subclauses (A)-(B) and (E)-(I), to the extent disproportionately and adversely affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect.”

(xxviii) “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent, (G) created pursuant to the agreements set forth on Section 4.2(b) of the Parent Disclosure Schedule, (H) which an accurate up-to-date survey would show, (I) resulting from any facts or circumstances relating to the Partnership or its affiliates, or (J) that does not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as currently operated; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business or (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto.

(xxix) “Parent Shareholder Approval” means the approval of the Share Issuance by a majority of the votes cast at the Parent Shareholders’ Meeting.

(xxx) “Parent Shares” means the common stock of Parent, par value $0.01.

(xxxi) “Parent Superior Offer” means a written Parent Acquisition Proposal for a Parent Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “seventy-five percent (75%)”) on terms that the Parent Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to Parent’s shareholders (including, without limitation, from a financial point of view) than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by the Partnership or the GP Board to amend or modify the terms of this Agreement which are committed to in writing and after taking into account such factors deemed relevant by the Parent Board, or any committee thereof, including the form of consideration, timing, likelihood of consummation, required approvals, conditions to consummation, and other factors that the Parent Board may consider in the exercise of its fiduciary duties).

(xxxii) “Partnership Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Parent, Merger Sub or their respective affiliates) relating to any Partnership Acquisition Transaction.

(xxxiii) “Partnership Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than Parent, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of the general partner interest of the Partnership or assets of the Partnership and its Subsidiaries equal to twenty percent (20%) or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which twenty percent (20%) or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Partnership entitled to vote with respect to the approval of this Agreement.

(xxxiv) “Partnership Breakup Fee” means $275,000,000.

(xxxv) “Partnership Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of October 26, 2017 among the Partnership, the lenders and issuing banks party thereto from time to time, Wells Fargo Bank, National Association, as administrative agent and an issuing bank, JPMorgan Chase Bank, N.A., as co-syndication agent and an issuing bank, and SunTrust Bank, as co-syndication agent and an issuing bank, as amended by that certain First Amendment to Second Amended and Restated Credit Agreement, dated as of May 17, 2019, and that certain Second Amendment to Second Amended and Restated Credit Agreement, dated as of November 8, 2022 (as may be further amended, restated, amended and restated, supplemented or otherwise modified, from time to time).

(xxxvi) “Partnership Equity Awards” means the Partnership RSU Awards and the Partnership PSU Awards.

(xxxvii) “Partnership Equity Plan” means the Amended and Restated Partnership Long-Term Incentive Plan, as amended.

(xxxviii) “Partnership Expenses” means the documented out-of-pocket expenses incurred and paid by or on behalf of the Partnership in connection with the Merger and the other transactions contemplated by this Agreement, including any documented commitment, underwriting, extension, ticking, structuring, fronting, duration, upfront fees or similar fees required to be paid in connection with arranging financing for the transactions contemplated by this Agreement; provided that in no event shall the Partnership Expenses exceed $75,000,000.

(xxxix) “Partnership GP Agreement” means the Third Amended and Restated Limited Liability Company Agreement of the Partnership GP, as amended by Amendment No. 1, effective as of January 16, 2017 and Amendment No. 2, effective as of January 25, 2022.

(xl) “Partnership Indebtedness” means the debt outstanding and all obligations due under the Partnership Credit Agreement.

(xli) “Partnership JV Credit Agreement” means that certain Credit Agreement, dated as of January 18, 2017, by and among Powder Springs Logistics, LLC, a Delaware limited liability company, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other persons from time to time party thereto, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of January 17, 2018, that certain Amendment No. 2 to Credit Agreement, dated as of January 15, 2019, that certain Amendment No. 3 to Credit Agreement, dated as of December 20, 2019, that certain Amendment No. 4 to Credit Agreement, dated as of November 22, 2021, that certain Increasing Lender Supplement, dated as of May 12, 2022, and that certain Amendment No. 5 to Credit Agreement, dated as of June 17, 2022 (as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time).

(xlii) “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Partnership and its Subsidiaries, taken as a whole, provided, however, that in no event would any event, change, effect, development or occurrence resulting from, relating to or arising out of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably likely be, a “Partnership Material Adverse Effect”: (A) any changes or developments in the natural gas or natural gas liquids gathering, compressing, treating, processing, fractionation and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, refined products, condensate or natural gas liquids or other commodities or for the Partnership’s raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request, approval or consent of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) any changes or developments in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, (H) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared and, for the avoidance of doubt, including the current conflict between the Russian Federation and Ukraine), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (I) any Contagion Event or other force majeure event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, including COVID-19 Measures, (J) any failure by the Partnership to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition), (K) any changes in the share price or trading volume of the Partnership Units or in the credit rating of the Partnership or any of its Subsidiaries (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) or (L) any worsening of the circumstances referred in to subclause (A), (B), (G), (H) or (I) to the extent existing as of the date of this Agreement; except, in each case with respect to subclauses (A)-(B) and (E)-(I), to the extent disproportionately and adversely affecting the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate, in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Partnership Material Adverse Effect.”

(xliii) “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of a Partnership Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Partnership Organizational Documents or the organizational documents of any Subsidiary of the Partnership, (G) which an accurate up-to-date survey would show, (H) resulting from any facts or circumstances relating to Parent or its affiliates, or (I) that does not and would not reasonably be expected to materially impair the continued use of a Partnership Owned Real Property or a Partnership Leased Real Property as currently operated; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business or (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto.

(xliv) “Partnership Superior Offer” means a written Partnership Acquisition Proposal for a Partnership Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “seventy-five percent (75%)”) on terms that the GP Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to the Partnership’s unitholders (including, without limitation, from a financial point of view) than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing and after taking into account such factors deemed relevant by the GP Board, or any committee thereof, including the form of consideration, timing, likelihood of consummation, required approvals, conditions to consummation, and other factors that the GP Board may consider in the exercise of its duties under applicable Law, as modified by the Existing Partnership Agreement or the Partnership GP Agreement).

(xlv) “Partnership Tax Certificate” means a duly executed certificate, in form and substance reasonably satisfactory to Parent, containing such representations as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render the opinion described in Section 6.3(d), dated as of the Closing Date.

(xlvi) “Person” or “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xlvii) “Regulatory Law” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Robinson-Patman Act, as amended, the NGA, the ICA, the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder, the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, the Pipeline Safety Act of 2011, the Hazardous Materials Safety Improvement Act of 2012, the PIPES Act of 2016, the Fixing Americas Surface Transportation Act, the PUHCA, the Communications Act of 1934, as amended, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local or foreign statutes, rules, regulations, orders, injunctions, decisions, decrees, administrative and judicial doctrines and other Laws, including all antitrust, competition, merger control or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

(xlviii) “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

(xlix) “Second Special Distribution” means a distribution (other than and in addition to regular quarterly distributions) to the holders of the Partnership Units in an amount not to exceed the lesser of (a) $50,000,000 or (b) the amount of free cash flow after distributions, other than a First Special Distribution, generated by the Partnership during the period beginning on the four (4) month anniversary of the date of this Agreement and ending on the nine (9) month anniversary of the date of this Agreement, as calculated by the Partnership in a manner consistent with the Partnership’s annual and quarterly reports filed with the Securities and Exchange Commission after December 31, 2022 and prior to the date of this Agreement.

(l) “Significant JV Entities” means, collectively, BridgeTex Pipeline Company, LLC, MVP Terminalling, LLC, Powder Springs Logistics, LLC, Saddlehorn Pipeline Company, LLC and Seabrook Logistics, LLC.

(li) “Special Distribution” means either a First Special Distribution or a Second Special Distribution.

(lii) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, none of MVP Terminalling, LLC, BridgeTex Pipeline Company, LLC, Double Eagle Pipeline LLC, HoustonLink Pipeline Company, LLC, Powder Springs Logistics, LLC, Saddlehorn Pipeline Company, LLC, Seabrook Logistics, LLC and Texas Frontera, LLC shall be deemed Subsidiaries of the Partnership.

(liii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

(liv) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, customs, duties, fees, assessments and similar charges, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(lv) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(lvi) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(lvii) “Willfully Breach” or “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or a deliberate failure of act by a breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

2023 Annual Bonuses	Section 5.8(c)
2024 Annual Bonuses	Section 5.8(c)
Action	Section 5.12(b)
Agreement	Preamble
Alternative Financing	Section 5.19(b)
Alternative Financing Commitment Letter	Section 5.19(b)
Alternative Funding Transactions	Section 5.19(a)
Assumed RSU Award	Section 5.7(a)
Assumed PSU Award	Section 5.7(b)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 5.8(b)
Book-Entry Units	Section 2.2
Cash Consideration	Section 2.1(a)
CBA	Section 5.8(k)
Certificate of Merger	Section 1.3
Certificate	Section 2.2
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.5

Commitment Letter	Section 4.22(b)
Confidentiality Agreement	Section 5.3(b)
Conflicts Committee	Recitals
Contract	Section 3.20(a)
Current Employees	Section 5.8(a)
Delaware LLC Act	Section 1.1
Delaware LP Act	Section 1.1
EDA	Section 5.2(b)(G)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Equity Consideration	Section 2.1(a)
Equity Exchange Ratio	Section 5.7(a)
ERISA	Section 5.8(b)
ERISA Affiliate	Section 3.9(a)
ERISA Effective Date	Section 5.8(f)
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
Excluded Units	Section 2.1(c)
FCC	Section 3.13(c)
FERC	Section 3.13(a)
Financing Agreements	Section 5.19(a)
FPA	Section 3.13(b)
GAAP	Section 3.4(b)
GP Board	Recitals
HSR Act	Section 3.3(b)
ICA	Section 3.13(c)
Indemnified Party	Section 5.12(b)
Intended Tax Treatment	Section 5.15
Labor Agreement	Section 3.20(a)(vii)
Law or Laws	Section 3.7(a)
Letter of Transmittal	Section 2.4(b)
Lien	Section 3.3(c)
Maximum Amount	Section 5.12(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 5.8(b)
NGA	Section 3.13(a)
NYSE	Section 3.3(b)
Old Plans	Section 5.8(b)
Parent	Preamble
Parent 401(k) Plan	Section 5.8(g)
Parent Benefit Plans	Section 4.9(a)
Parent Board	Recitals

Parent Board Recommendation	Recitals
Parent Change of Recommendation	Section 5.5(f)
Parent Disclosure Schedule	Preamble to Article IV
Parent Equity Awards	Section 4.2(a)
Parent Intellectual Property	Section 4.16(a)
Parent Leased Real Property	Section 4.17(a)
Parent Material Contracts	Section 4.19(a)
Parent Organizational Documents	Section 4.1(b)
Parent Owned Real Property	Section 4.17(a)
Parent Permits	Section 4.7(b)
Parent Preferred Stock	Section 4.2(a)
Parent Real Property Leases	Section 4.17(a)
Parent SEC Documents	Section 4.4(a)
Parent Shareholders’ Meeting	Section 3.3(b)
Partnership	Preamble
Partnership 401(k) Plan	Section 5.8(f)
Partnership Benefit Plans	Section 3.9(a)
Partnership Change of Recommendation	Section 5.4(f)
Partnership Forecast	Section 5.1(b)(E)
Partnership Disclosure Schedule	Preamble to Article III
Partnership GP	Recitals
Partnership Intellectual Property	Section 3.16(a)
Partnership Leased Real Property	Section 3.17(a)
Partnership Material Contracts	Section 3.20(a)
Partnership Organizational Documents	Section 3.1(b)
Partnership Owned Real Property	Section 3.17(a)
Partnership Permits	Section 3.7(b)
Partnership PSU Award	Section 5.7(b)
Partnership Real Property Leases	Section 3.17(a)
Partnership Recommendation	Section 3.3(a)
Partnership RSU Award	Section 5.7(a)
Partnership SEC Documents	Section 3.4(a)
Partnership Unit	Section 3.2(a)
Partnership Unitholder Approval	Section 3.3(a)
Partnership Unitholders’ Meeting	Section 3.3(b)
PBGC	Section 3.9(e)
Permitted Encumbrances	Section 3.17(a)
PHMSA	Section 3.13(c)
Proxy Statement/Prospectus	Section 3.3(b)
PUHCA	Section 3.13(a)
Registration Statement	Section 4.3(b)
Regular Distribution	Section 2.2
Remedies Exceptions	Section 3.17(a)
Representatives	Section 5.3(a)
Restricted Commitment Letter Amendments	Section 5.19(d)
Sarbanes-Oxley Act	Section 3.5

SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Share Issuance	Recitals
Subject Courts	Section 8.15
Surviving Entity	Section 1.1
Terminated Partnership 401(k) Plan	Section 5.8(g)
Termination Date	Section 5.1(a)
Union	Section 5.8(k)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ONEOK, INC.

By:	/s/ Pierce H. Norton II
	Name:	Pierce H. Norton II
	Title:	President and Chief Executive Officer

OTTER MERGER SUB, LLC

By:	/s/ Pierce H. Norton II
	Name:	Pierce H. Norton II
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MAGELLAN MIDSTREAM PARTNERS, L.P.,

By:	Magellan GP, LLC, its general partner

By:	/s/ Aaron L. Milford
	Name:	Aaron L. Milford
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

May 14, 2023	News

Brings together two premier energy infrastructure businesses with strong returns on invested capital and diverse free cash flow generation

Expect to achieve immediate financial benefits, including cost, operational and tax synergies, supporting meaningful expected accretion

Compelling long-term value proposition driven by consistent and disciplined capital allocation philosophy

Complementary and diversified asset positions with potential for additional cost and commercial synergies over time

Strong investment-grade credit ratings with enhanced scale and diversification

TULSA, Okla. – May 14, 2023 – ONEOK, Inc. (NYSE: OKE) (“ONEOK”) and Magellan Midstream Partners, L.P. (NYSE: MMP) (“Magellan”) today announced that they have executed a definitive merger agreement under which ONEOK will acquire all outstanding units of Magellan in a cash-and-stock transaction valued at approximately $18.8 billion including assumed debt, resulting in a combined company with a total enterprise value of $60.0 billion. The consideration will consist of $25.00 in cash and 0.6670 shares of ONEOK common stock for each outstanding Magellan common unit, representing a current implied value to each Magellan unitholder of $67.50 per unit, for a 22% premium, based on May 12, 2023 closing prices.

STRATEGIC RATIONALE:

•

Brings together two premier energy infrastructure businesses with strong returns on invested capital and diverse free cash flow generation: The transaction adds a leading, and primarily fee-based, refined products and crude oil transportation business to ONEOK. Magellan’s stable, primarily demand-driven businesses are expected to generate significant free cash flow due to low capital expenditure requirements. This acquisition creates a more resilient energy infrastructure company that is expected to produce stable cash flows through diverse commodity cycles.

•

Expect to achieve immediate financial benefits, including cost, operational and tax synergies, supporting meaningful expected accretion: The transaction is expected to be earnings per share (EPS) accretive beginning in 2024 with EPS accretion of 3% to 7% per year from 2025 through 2027, and free cash flow per share accretion averaging more than 20% from 2024 through 2027. Base forecasted synergies are expected to total at least $200 million annually.

From a tax perspective, ONEOK expects to benefit from the step-up in Magellan’s tax basis from the transaction, thus deferring the expected impact of the new corporate alternative minimum tax from 2024 to 2027. The benefit from the basis step-up has an estimated total value of approximately $3.0 billion, which has an estimated net present value of approximately $1.5 billion. Utilization of expected tax attributes could increase if additional capital projects are put into service or acquisitions are completed, which may increase the net present value of future tax deferrals.

•

Compelling long-term value proposition driven by consistent and disciplined capital allocation philosophy: The combined company is expected to experience a step change in free cash flow after dividends and growth capital by generating an average annual amount of approximately $1.0 billion in the first four years following the expected transaction close. The increase in free cash flow will provide additional cash for debt reduction, growth capital and value returned to shareholders through dividends and/or repurchasing shares. ONEOK remains committed to growing both EPS and its common dividend while targeting a payout ratio of less than 85%.

•

Complementary and diversified asset positions with potential for additional cost and commercial synergies over time: The combined company will own more than 25,000 miles of liquids-oriented pipelines, with significant assets and operational expertise at the Gulf Coast and Mid-Continent market hubs. ONEOK anticipates this combined liquids-focused portfolio will present significant potential for enhanced customer product offerings and increased international export opportunities. We believe these activities could potentially result in total annual transaction synergies exceeding $400 million within two to four years.

•

Strong investment-grade credit ratings with enhanced scale and diversification: The combined company expects pro-forma 2024 year-end net debt-to-EBITDA of approximately 4.0 times. ONEOK expects leverage to decrease below 3.5 times by 2026 as future growth projects are placed in service. Excluding certain large projects that have not yet received a final investment decision from the expected net debt-to-EBITDA calculation would accelerate the timeframe to achieve 3.5 times by approximately one year.

CEO PERSPECTIVE:

“ONEOK has a long history and track record of being at the forefront of transformational transactions. The combination of ONEOK and Magellan will create a diversified North American midstream infrastructure company with predominately fee-based earnings, a strong balance sheet and significant financial flexibility focused on delivering essential energy products and services to our customers and continued strong returns to investors,” said Pierce H. Norton II, ONEOK president and chief executive officer. “Our expanded products platform will present further opportunities in our core businesses as well as enhance our ability to participate in the ongoing energy transformation with an increased presence in sustainable fuel and hydrogen corridors. We are excited about the future of our combined companies and look forward to welcoming Magellan’s well-respected employees to ONEOK,” added Norton.

“Throughout more than 20 years as a publicly traded company, Magellan has remained focused on safe and responsible operations, financial discipline and long-term investor value. We believe ONEOK shares these priorities, and we are pleased to join them in creating a stronger, more diversified midstream company,” said Aaron Milford, Magellan president and chief executive officer. “We believe the premium offered maximizes value creation for Magellan’s unitholders and reflects the essential nature of Magellan’s assets and service offerings as well as the quality of our talented and innovative employees. This transaction provides a significant upfront cash component and an opportunity for Magellan investors to benefit from the attractive cash dividend offered by the combined company going forward.”

TRANSACTION DETAILS:

Magellan will be merged into a newly created 100% wholly-owned subsidiary of ONEOK.

Each Magellan unitholder will receive $25.00 in cash and 0.6670 shares of ONEOK stock per unit. This represents a 22% premium to the Magellan closing price on May 12, 2023.

The transaction is expected to close in the third quarter of 2023 and has been unanimously approved by the board of directors of both companies. ONEOK has secured $5.25 billion in fully committed bridge financing for the proposed cash consideration. The closing of the transaction is subject to customary closing conditions, including the approvals of both ONEOK shareholders and Magellan unitholders, as well as Hart Scott Rodino Act clearance.

Following the close of the transaction, Pierce Norton will continue to serve as chief executive officer of the combined company. ONEOK intends to seek and nominate one or two director(s) serving on the board of Magellan’s general partner.

TAX IMPLICATIONS:

The transaction will be a taxable event for Magellan unitholders and will cause ONEOK to have a step-up in tax basis approximately equal to the aggregate purchase price of Magellan units and Magellan debt assumed (approximately $18.8 billion). The premium and cash portion of the consideration may assist with potential tax implications for Magellan unitholders occurring from this transaction. This transaction is expected to defer significant corporate cash tax liability into future periods for the combined entity.

CONFERENCE CALL INFORMATION:

ONEOK’s chief executive officer and chief financial officer, along with Magellan’s chief executive officer, will host a conference call on Monday, May 15 at 8:30 a.m. Eastern Daylight Time (7:30 a.m. Central Daylight Time) to discuss the transaction.

To participate in the telephone conference call, dial 877-883-0383, entry number 9948090 or log on to ONEOK’s Investor Relations website https://ir.oneok.com/ under “Events & Presentations” or Magellan’s website at www.magellanlp.com/investors/webcasts.aspx.

A replay will be made available on both websites for seven days and may be accessed at 877-344-7529, access code 4668799.

TRANSACTION PRESENTATION:

Additional information that will be discussed on the conference call is accessible by selecting the link below.

https://ir.oneok.com/news-and-events/events-and-presentations

ADVISORS:

Goldman Sachs & Co. LLC is serving as lead financial advisor to ONEOK and Goldman Sachs Bank USA is providing fully committed bridge financing. BofA Securities and TPH&Co., the energy business of Perella Weinberg Partners, also advised ONEOK. Kirkland & Ellis LLP is serving as ONEOK’s legal advisor.

Morgan Stanley & Co. LLC is serving as financial advisor to Magellan. Latham & Watkins LLP and Richards, Layton & Finger, P.A. are acting as Magellan’s legal advisors.

ABOUT ONEOK:

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is a leading midstream service provider and owns one of the nation’s premier natural gas liquids (NGL) systems, connecting NGL supply in the Rocky Mountain, Permian and Mid-Continent regions with key market centers and owns an extensive network of gathering, processing, fractionation, transportation and storage assets. More information is available at www.oneok.com.

ONEOK is a FORTUNE 500 company and is included in the S&P 500.

ABOUT MAGELLAN MIDSTREAM PARTNERS:

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership that primarily transports, stores and distributes refined petroleum products and crude oil. Magellan owns the longest refined petroleum products pipeline system in the country, with access to nearly 50% of the nation’s refining capacity, and can store more than 100 million barrels of petroleum products such as gasoline, diesel fuel and crude oil. More information is available at www.magellanlp.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and

Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

CONTACTS:

ONEOK, Inc.

Investor Relations:

Andrew Ziola

Phone: (918) 588-7683

ONEOKInvestorRelations@oneok.com

Media Relations:

Brad Borror

Phone: (918) 588-7582

brad.borror@oneok.com

Magellan Midstream Partners, L.P.

Investor Relations:

Paula Farrell

Phone: (918) 574-7650

paula.farrell@magellanlp.com

Media Relations:

Bruce Heine

Phone: (918) 574-7010

bruce.heine@magellanlp.com

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